File No. 812-15834

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of the Application of:

KKR REAL ESTATE SELECT TRUST INC., KKR CREDIT OPPORTUNITIES PORTFOLIO, KKR INCOME OPPORTUNITIES FUND, KKR ASSET-BASED INCOME FUND, KKR US DIRECT LENDING FUND-U INC., KKR ENHANCED US DIRECT LENDING FUND-L INC., KKR ENHANCED US DIRECT LENDING FUND-L LLC, KKR ENHANCED US EVDL FUNDING II LLC, KKR ENHANCED US EVDL FUNDING LLC, KKR US DIRECT LENDING FUND-U LLC, KKR US EVDL CA FUNDING LLC, KKR US EVDL CA LLC, KKR US EVDL FUNDING LLC, KKR US EVDL US I LLC, KKR US EVDL US II LLC, KKR US EVDL US III LLC, KKR US EVDL US IV LLC, KAM ADVISORS LLC, KAM CREDIT ADVISORS LLC, KAM FUND ADVISORS LLC, KKR ASSET MANAGEMENT, LTD., KKR CREDIT ADVISORS (EMEA) LLP, KKR CREDIT ADVISORS (HONG KONG) LIMITED, KKR CREDIT ADVISORS (IRELAND) UNLIMITED COMPANY, KKR CREDIT ADVISORS (SINGAPORE) PTE. LTD., KKR CREDIT ADVISORS (US) LLC, KKR CREDIT FUND ADVISORS LLC, KKR CS ADVISORS I LLC, KKR FI ADVISORS CAYMAN LTD., KKR FI ADVISORS LLC, KKR FINANCIAL ADVISORS II, LLC, KKR MEZZANINE I ADVISORS LLC, KKR REGISTERED ADVISOR LLC, KKR STRATEGIC CAPITAL MANAGEMENT LLC, 8 CAPITAL PARTNERS L.P., ABSALON CREDIT DESIGNATED ACTIVITY COMPANY, ACCORDIA LIFE AND ANNUITY COMPANY, AVOCA CAPITAL CLO X DESIGNATED ACTIVITY COMPANY, AVOCA CLO XI DESIGNATED ACTIVITY COMPANY, AVOCA CLO XII DESIGNATED ACTIVITY COMPANY, AVOCA CLO XIII DESIGNATED ACTIVITY COMPANY, AVOCA CLO XIV DESIGNATED ACTIVITY COMPANY, AVOCA CLO XIX DESIGNATED ACTIVITY COMPANY, AVOCA CLO XV DESIGNATED ACTIVITY COMPANY, AVOCA CLO XVI DESIGNATED ACTIVITY COMPANY, AVOCA CLO XVII DESIGNATED ACTIVITY COMPANY, AVOCA CLO XVIII DESIGNATED ACTIVITY COMPANY, AVOCA CLO XX DESIGNATED ACTIVITY COMPANY, AVOCA CLO XXI DESIGNATED ACTIVITY COMPANY, AVOCA CLO XXIII DESIGNATED ACTIVITY COMPANY, AVOCA CLO XXIV DESIGNATED ACTIVITY COMPANY, AVOCA CLO XXIX DESIGNATED ACTIVITY COMPANY, AVOCA CLO XXV DESIGNATED ACTIVITY COMPANY, AVOCA CLO XXVI DESIGNATED ACTIVITY COMPANY, AVOCA CLO XXVIII DESIGNATED ACTIVITY COMPANY, AVOCA CLO XXX DESIGNATED ACTIVITY COMPANY, AVOCA CLO XXXI DESIGNATED ACTIVITY COMPANY, AVOCA CREDIT OPPORTUNITIES PLC, COMMONWEALTH ANNUITY AND LIFE INSURANCE COMPANY, FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY, FORETHOUGHT LIFE INSURANCE COMPANY, GLOBAL ATLANTIC ASSURANCE LIMITED, GLOBAL ATLANTIC RE LIMITED, KKR ALTERNATIVE ASSETS L.P., KKR ALTERNATIVE ASSETS LIMITED, KKR ALTERNATIVE ASSETS LLC, KREST OPERATING PARTNERSHIP L.P., KKR ASIA PROPERTY PARTNERS SCSP, KKR ASIA REAL ESTATE PARTNERS II SCSP, KKR ASSET-BASED FINANCE PARTNERS L.P., KKR ASSET-BASED FINANCE PARTNERS (EEA) SCSP, KKR ASSET-BASED FINANCE PARTNERS II L.P., KKR ASSET-BASED FINANCE PARTNERS II (EEA) SCSP, KKR CAPITAL MARKETS (IRELAND) LIMITED, KKR CAPITAL MARKETS ASIA LIMITED, KKR CAPITAL MARKETS HOLDINGS L.P., KKR CAPITAL MARKETS II LLC, KKR CAPITAL MARKETS JAPAN LIMITED, KKR CAPITAL MARKETS LIMITED, KKR CAPITAL MARKETS LLC, KKR CAPITAL MARKETS PARTNERS LLP, KKR CLO 10 LTD., KKR CLO 11 LTD., KKR CLO 12 LTD., KKR CLO 13 LTD., KKR CLO 14 LTD., KKR CLO 15 LTD., KKR CLO 16 LTD., KKR CLO 17 LTD., KKR CLO 18 LTD., KKR CLO 19 LTD., KKR CLO 20 LTD.,

KKR CLO 21 LTD., KKR CLO 22 LTD., KKR CLO 23 LTD., KKR CLO 24 LTD., KKR CLO 25 LTD., KKR CLO 26 LTD., KKR CLO 27 LTD., KKR CLO 28 LTD., KKR CLO 29 LTD., KKR CLO 30 LTD., KKR CLO 31 LTD., KKR CLO 33 LTD., KKR CLO 34 LTD., KKR CLO 35 LTD., KKR CLO 36 LTD., KKR CLO 37 LTD., KKR CLO 39 LTD., KKR CLO 40 LTD., KKR CLO 41 LTD., KKR CLO 42 LTD., KKR CLO 43 LTD., KKR CLO 44 LTD., KKR CLO 46 LTD., KKR CLO 48 LTD., KKR CLO 49 LTD., KKR CLO 52 LTD., KKR CLO 9 LTD., KKR CORPORATE LENDING (CA) LLC, KKR CORPORATE LENDING (CAYMAN) LIMITED, KKR CORPORATE LENDING (TN) LLC, KKR CORPORATE LENDING (UK) LLC, KKR CORPORATE LENDING LLC, KKR CREDIT SELECT (DOMESTIC) FUND L.P., KKR DAF DIRECT LENDING FUND, KKR DAF GLOBAL OPPORTUNISTIC CREDIT FUND, KKR DAF PRIVATE CREDIT FUND, KKR DAF SECURITISED PRIVATE CREDIT FUND, KKR DAF STERLING ASSETS FUND, KKR DAF SYNDICATED LOAN AND HIGH YIELD FUND, KKR DISLOCATION OPPORTUNITIES (DOMESTIC) FUND L.P., KKR DISLOCATION OPPORTUNITIES (EEA) FUND SCSP, KKR OPPORTUNITIES (EEA) FUND II SCSP, KKR OPPORTUNITIES (DOMESTIC) FUND II SCSP, KKR ENHANCED US DIRECT LENDING FUND SCSP, KKR EUROPEAN CREDIT OPPORTUNITIES FUND II, KKR EUROPEAN RECOVERY PARTNERS L.P., KKR EUROPEAN FLOATING RATE LOAN FUND, KKR FINANCIAL CLO 2013-1, LTD., KKR FINANCIAL CLO 2013-1 HOLDINGS, LTD., KKR FINANCIAL CLO HOLDINGS II, LLC, KKR FINANCIAL CLO HOLDINGS, LLC, KKR FINANCIAL HOLDINGS LLC, KKR FINANCIAL HOLDINGS II, LLC, KKR FINANCIAL HOLDINGS II, LTD., KKR FINANCIAL HOLDINGS III, LLC, KKR FINANCIAL HOLDINGS III, LTD., KKR FINANCIAL HOLDINGS, INC., KKR FINANCIAL HOLDINGS, LTD., KKR GLOBAL CREDIT OPPORTUNITIES MASTER FUND L.P., KKR GOLDFINCH L.P., KKR INSTITUTIONAL MIDDLE MARKET FUND L.P., KKR LENDING PARTNERS EUROPE (EURO) L.P., KKR LENDING PARTNERS EUROPE (EURO) UNLEVERED L.P., KKR LENDING PARTNERS EUROPE (GBP) UNLEVERED L.P., KKR LENDING PARTNERS EUROPE (USD) L.P., KKR LENDING PARTNERS EUROPE II (EURO) UNLEVERED SCSP, KKR LENDING PARTNERS EUROPE II (USD) SCSP, KKR LENDING PARTNERS EUROPE II (GBP) UNLEVERED SCSP, KKR LENDING PARTNERS II L.P., KKR LENDING PARTNERS III L.P., KKR LENDING PARTNERS L.P., KKR LOAN ADMINISTRATION SERVICES LLC, KKR MEZZANINE PARTNERS I L.P., KKR MEZZANINE PARTNERS I SIDE-BY-SIDE L.P., KKR OPPORTUNISTIC REAL ESTATE CREDIT FUND II LP, KKR OPPORTUNISTIC REAL ESTATE CREDIT FUND II SCSP, KKR PIP CREDIT INVESTORS LLC, KKR PIP INVESTMENTS L.P., KKR PRIVATE CREDIT OPPORTUNITIES PARTNERS II (EEA) EURO L.P., KKR PRIVATE CREDIT OPPORTUNITIES PARTNERS II (EEA) L.P., KKR PRIVATE CREDIT OPPORTUNITIES PARTNERS II L.P., KKR PROPERTY PARTNERS AMERICAS (EEA) SCSP, KKR PROPERTY PARTNERS AMERICAS L.P., KKR PROPERTY PARTNERS EUROPE (EUR) SCSP, KKR PROPERTY PARTNERS EUROPE GER (EUR) SCSP, KKR REAL ESTATE FINANCE TRUST INC., KKR REAL ESTATE PARTNERS AMERICAS IV SCSP, KKR REAL ESTATE PARTNERS EUROPE III (EUR) SCSP, KKR REAL ESTATE PARTNERS EUROPE III (USD) SCSP, KKR REAL ESTATE STABILIZED CREDIT PARTNERS L.P., KKR REVOLVING CREDIT PARTNERS II L.P., KKR RTV MANAGER LLC, KKR SPECIAL SITUATIONS (DOMESTIC) FUND L.P., KKR SPECIAL SITUATIONS (EEA) FUND II L.P., KKR SPECIAL SITUATIONS (OFFSHORE) FUND L.P., KKR SPN CREDIT INVESTORS L.P., KKR TACTICAL VALUE SPN L.P., KKR TFO PARTNERS L.P., KKR US CLO EQUITY PARTNERS II L.P., KKR LENDING PARTNERS IV L.P., KKR US DIRECT LENDING FUND SCSP, KKR-BARMENIA EDL PARTNERS SCSP, KKR-CARDINAL CREDIT OPPORTUNITIES FUND L.P., KKR-JESSELTON HIF CREDIT PARTNERS L.P., KKR-KEATS CAPITAL PARTNERS L.P., KKR-MILTON CAPITAL PARTNERS L.P., KKR-MILTON CO-INVESTMENTS II L.P., KKR-MILTON CO-INVESTMENTS III L.P., KKR-

MILTON OPPORTUNISTIC CREDIT FUND L.P., KKR-NYC CREDIT A L.P., KKR-NYC CREDIT B L.P., KKR-NYC CREDIT C L.P., KKR-PBPR CAPITAL PARTNERS L.P., KKR-UWF DIRECT LENDING PARTNERSHIP L.P., KKR-VRS CREDIT PARTNERS L.P., KOHLBERG KRAVIS ROBERTS & CO. L.P., KKR REAL ESTATE FINANCE MANAGER LLC, MCS CORPORATE LENDING LLC, MERCHANT CAPITAL SOLUTIONS LLC, KKR EMPIRE REPA IV CO-INVESTMENTS L.P., KKR INCOME TRUST SCA SICAV-RAIF, KKR ASIA CREDIT OPPORTUNITIES FUND SCSP, KKR ASIA CREDIT OPPORTUNITIES FUND UNLEVERED SCSP, KKR ASIA CREDIT OPPORTUNITIES FUND II SCSP, KKR ASIA CREDIT OPPORTUNITIES FUND II UNLEVERED SCSP, KKR-LON CREDIT STRATEGIES SCA SICAV-RAIF, MB2 HOLDCO LLC

555 California Street, 50th Floor

San Francisco, CA 94104

Telephone: (415) 315-3620

FS KKR CAPITAL CORP., KKR FS INCOME TRUST, KKR FS INCOME TRUST SELECT, FS/KKR ADVISOR, LLC, BIG CEDAR CREEK LLC, CCT HOLDINGS II LLC, CCT TOKYO FUNDING LLC, CHESTNUT STREET FUNDING LLC, COBBS CREEK LLC, CREDIT OPPORTUNITIES PARTNERS JV, LLC, DARBY CREEK LLC, FCF LLC, FS KKR MM CLO I LLC, FSIC II INVESTMENTS, INC., FSIC INVESTMENTS, INC., GERMANTOWN FUNDING LLC, GREEN CREEK LLC, IC ALTUS INVESTMENTS, LLC, IC AMERICAN ENERGY INVESTMENTS, INC., IC ARCHES INVESTMENTS, LLC, IC II AMERICAN ENERGY INVESTMENTS, INC., IC II NORTHERN INVESTMENTS, LLC, IC NORTHERN INVESTMENTS, LLC, JERSEY CITY FUNDING LLC, JUNIATA RIVER LLC, K-FIT FINANCE AB-1 LLC, K-FIT FINANCE CO-1 LLC, K-FITS FINANCE EIFFEL-1 LLC, K-FIT INVESTMENTS II, LLC, K-FIT INVESTMENTS, LLC, MAGNOLIA FUNDING LLC, MEADOWBROOK RUN LLC, SELECT INVESTMENTS II, LLC, SELECT INVESTMENTS, LLC, AMBLER FUNDING LLC, KKR – FSK CLO 2 LLC

201 Rouse Boulevard

Philadelphia, Pennsylvania 19112

(215) 495-1150

CAPITAL GROUP KKR CORE PLUS+, CAPITAL GROUP KKR MULTI-SECTOR+

6455 Irvine Center Drive

Irvine, California 92618-4518

(213) 486-9200

AMENDMENT NO. 1 TO THE APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

All Communications, Notices and Orders to:

Noah Greenhill, Esq.

KKR Credit Advisors (US) LLC

555 California Street, 50th Floor

San Francisco, CA 94104

Telephone: (415) 315-3620

Copies to:

Kenneth E. Young Dechert LLP 1095 6th Avenue New York, NY 10036 (212) 698-3854	William J. Bielefeld Dechert LLP 1900 K Street, NW Washington, DC 20006 (202) 261-3386

November 4, 2025

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

IN THE MATTER OF

KKR REAL ESTATE SELECT TRUST INC., KKR CREDIT OPPORTUNITIES PORTFOLIO, KKR INCOME OPPORTUNITIES FUND, KKR ASSET-BASED INCOME FUND, KKR US DIRECT LENDING FUND-U INC., KKR ENHANCED US DIRECT LENDING FUND-L INC., KKR ENHANCED US DIRECT LENDING FUND-L LLC, KKR ENHANCED US EVDL FUNDING II LLC, KKR ENHANCED US EVDL FUNDING LLC, KKR US DIRECT LENDING FUND-U LLC, KKR US EVDL CA FUNDING LLC, KKR US EVDL CA LLC, KKR US EVDL FUNDING LLC, KKR US EVDL US I LLC, KKR US EVDL US II LLC, KKR US EVDL US III LLC, KKR US EVDL US IV LLC, KAM ADVISORS LLC, KAM CREDIT ADVISORS LLC, KAM FUND ADVISORS LLC, KKR ASSET MANAGEMENT, LTD., KKR CREDIT ADVISORS (EMEA) LLP, KKR CREDIT ADVISORS (HONG KONG) LIMITED, KKR CREDIT ADVISORS (IRELAND) UNLIMITED COMPANY, KKR CREDIT ADVISORS (SINGAPORE) PTE. LTD., KKR CREDIT ADVISORS (US) LLC, KKR CREDIT FUND ADVISORS LLC, KKR CS ADVISORS I LLC, KKR FI ADVISORS CAYMAN LTD., KKR FI ADVISORS LLC, KKR FINANCIAL ADVISORS II, LLC, KKR MEZZANINE I ADVISORS LLC, KKR REGISTERED ADVISOR LLC, KKR STRATEGIC CAPITAL MANAGEMENT LLC, 8 CAPITAL PARTNERS L.P., ABSALON CREDIT DESIGNATED ACTIVITY COMPANY, ACCORDIA LIFE AND ANNUITY COMPANY, AVOCA CAPITAL CLO X DESIGNATED ACTIVITY COMPANY, AVOCA CLO XI DESIGNATED ACTIVITY COMPANY, AVOCA CLO XII DESIGNATED ACTIVITY COMPANY, AVOCA CLO XIII DESIGNATED ACTIVITY COMPANY, AVOCA CLO XIV DESIGNATED ACTIVITY COMPANY, AVOCA CLO XIX DESIGNATED ACTIVITY COMPANY,

: : : : : : : : : : : : : : : : : : : : : : :

AMENDMENT NO. 1 TO THE

APPLICATION FOR AN ORDER

PURSUANT TO SECTIONS 17(d) AND 57(i)

OF THE INVESTMENT COMPANY ACT OF

1940 AND RULE 17d-1 UNDER THE

INVESTMENT COMPANY ACT OF 1940

PERMITTING CERTAIN JOINT

TRANSACTIONS OTHERWISE

PROHIBITED BY SECTIONS 17(d) AND

57(a)(4) OF AND RULE 17d-1 UNDER THE

INVESTMENT COMPANY ACT OF 1940

AVOCA CLO XV DESIGNATED ACTIVITY COMPANY, AVOCA CLO XVI DESIGNATED ACTIVITY COMPANY, AVOCA CLO XVII DESIGNATED ACTIVITY COMPANY, AVOCA CLO XVIII DESIGNATED ACTIVITY COMPANY, AVOCA CLO XX DESIGNATED ACTIVITY COMPANY, AVOCA CLO XXI DESIGNATED ACTIVITY COMPANY, AVOCA CLO XXIII DESIGNATED ACTIVITY COMPANY, AVOCA CLO XXIV DESIGNATED ACTIVITY COMPANY, AVOCA CLO XXIX DESIGNATED ACTIVITY COMPANY, AVOCA CLO XXV DESIGNATED ACTIVITY COMPANY, AVOCA CLO XXVI DESIGNATED ACTIVITY COMPANY, AVOCA CLO XXVIII DESIGNATED ACTIVITY COMPANY, AVOCA CLO XXX DESIGNATED ACTIVITY COMPANY, AVOCA CLO XXXI DESIGNATED ACTIVITY COMPANY, AVOCA CREDIT OPPORTUNITIES PLC, COMMONWEALTH ANNUITY AND LIFE INSURANCE COMPANY, FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY, FORETHOUGHT LIFE INSURANCE COMPANY, GLOBAL ATLANTIC ASSURANCE LIMITED, GLOBAL ATLANTIC RE LIMITED, KKR ALTERNATIVE ASSETS L.P., KKR ALTERNATIVE ASSETS LIMITED, KKR ALTERNATIVE ASSETS LLC, KREST OPERATING PARTNERSHIP L.P., KKR ASIA PROPERTY PARTNERS SCSP, KKR ASIA REAL ESTATE PARTNERS II SCSP, KKR ASSET-BASED FINANCE PARTNERS L.P., KKR ASSET-BASED FINANCE PARTNERS (EEA) SCSP, KKR ASSET-BASED FINANCE PARTNERS II L.P., KKR ASSET-BASED FINANCE PARTNERS II (EEA) SCSP, KKR CAPITAL MARKETS (IRELAND) LIMITED, KKR CAPITAL MARKETS ASIA LIMITED, KKR CAPITAL MARKETS HOLDINGS L.P., KKR CAPITAL MARKETS II LLC, KKR CAPITAL MARKETS JAPAN LIMITED, KKR CAPITAL MARKETS LIMITED, KKR CAPITAL MARKETS LLC, KKR CAPITAL MARKETS PARTNERS LLP, KKR CLO 10 LTD., KKR CLO 11 LTD., KKR CLO 12 LTD., KKR CLO 13 LTD., KKR CLO 14 LTD., KKR CLO 15 LTD., KKR CLO 16 LTD., KKR CLO 17 LTD., KKR CLO 18 LTD., KKR CLO 19 LTD., KKR CLO 20 LTD., KKR CLO 21 LTD.,

KKR CLO 22 LTD., KKR CLO 23 LTD., KKR CLO 24 LTD., KKR CLO 25 LTD., KKR CLO 26 LTD., KKR CLO 27 LTD., KKR CLO 28 LTD., KKR CLO 29 LTD., KKR CLO 30 LTD., KKR CLO 31 LTD., KKR CLO 33 LTD., KKR CLO 34 LTD., KKR CLO 35 LTD., KKR CLO 36 LTD., KKR CLO 37 LTD., KKR CLO 39 LTD., KKR CLO 40 LTD., KKR CLO 41 LTD., KKR CLO 42 LTD., KKR CLO 43 LTD., KKR CLO 44 LTD., KKR CLO 46 LTD., KKR CLO 48 LTD., KKR CLO 49 LTD., KKR CLO 52 LTD., KKR CLO 9 LTD., KKR CORPORATE LENDING (CA) LLC, KKR CORPORATE LENDING (CAYMAN) LIMITED, KKR CORPORATE LENDING (TN) LLC, KKR CORPORATE LENDING (UK) LLC, KKR CORPORATE LENDING LLC, KKR CREDIT SELECT (DOMESTIC) FUND L.P., KKR DAF DIRECT LENDING FUND, KKR DAF GLOBAL OPPORTUNISTIC CREDIT FUND, KKR DAF PRIVATE CREDIT FUND, KKR DAF SECURITISED PRIVATE CREDIT FUND, KKR DAF STERLING ASSETS FUND, KKR DAF SYNDICATED LOAN AND HIGH YIELD FUND, KKR DISLOCATION OPPORTUNITIES (DOMESTIC) FUND L.P., KKR DISLOCATION OPPORTUNITIES (EEA) FUND SCSP, KKR OPPORTUNITIES (EEA) FUND II SCSP, KKR OPPORTUNITIES (DOMESTIC) FUND II SCSP, KKR ENHANCED US DIRECT LENDING FUND SCSP, KKR EUROPEAN CREDIT OPPORTUNITIES FUND II, KKR EUROPEAN RECOVERY PARTNERS L.P., KKR EUROPEAN FLOATING RATE LOAN FUND, KKR FINANCIAL CLO 2013-1, LTD., KKR FINANCIAL CLO 2013-1 HOLDINGS, LTD., KKR FINANCIAL CLO HOLDINGS II, LLC, KKR FINANCIAL CLO HOLDINGS, LLC, KKR FINANCIAL HOLDINGS LLC, KKR FINANCIAL HOLDINGS II, LLC, KKR FINANCIAL HOLDINGS II, LTD., KKR FINANCIAL HOLDINGS III, LLC, KKR FINANCIAL HOLDINGS III, LTD., KKR FINANCIAL HOLDINGS, INC., KKR FINANCIAL HOLDINGS, LTD., KKR GLOBAL CREDIT OPPORTUNITIES MASTER FUND L.P., KKR

GOLDFINCH L.P., KKR INSTITUTIONAL MIDDLE MARKET FUND L.P., KKR LENDING PARTNERS EUROPE (EURO) L.P., KKR LENDING PARTNERS EUROPE (EURO) UNLEVERED L.P., KKR LENDING PARTNERS EUROPE (GBP) UNLEVERED L.P., KKR LENDING PARTNERS EUROPE (USD) L.P., KKR LENDING PARTNERS EUROPE II (EURO) UNLEVERED SCSP, KKR LENDING PARTNERS EUROPE II (USD) SCSP, KKR LENDING PARTNERS EUROPE II (GBP) UNLEVERED SCSP, KKR LENDING PARTNERS II L.P., KKR LENDING PARTNERS III L.P., KKR LENDING PARTNERS L.P., KKR LOAN ADMINISTRATION SERVICES LLC, KKR MEZZANINE PARTNERS I L.P., KKR MEZZANINE PARTNERS I SIDE-BY-SIDE L.P., KKR OPPORTUNISTIC REAL ESTATE CREDIT FUND II LP, KKR OPPORTUNISTIC REAL ESTATE CREDIT FUND II SCSP, KKR PIP CREDIT INVESTORS LLC, KKR PIP INVESTMENTS L.P., KKR PRIVATE CREDIT OPPORTUNITIES PARTNERS II (EEA) EURO L.P., KKR PRIVATE CREDIT OPPORTUNITIES PARTNERS II (EEA) L.P., KKR PRIVATE CREDIT OPPORTUNITIES PARTNERS II L.P., KKR PROPERTY PARTNERS AMERICAS (EEA) SCSP, KKR PROPERTY PARTNERS AMERICAS L.P., KKR PROPERTY PARTNERS EUROPE (EUR) SCSP, KKR PROPERTY PARTNERS EUROPE GER (EUR) SCSP, KKR REAL ESTATE FINANCE TRUST INC., KKR REAL ESTATE PARTNERS AMERICAS IV SCSP, KKR REAL ESTATE PARTNERS EUROPE III (EUR) SCSP, KKR REAL ESTATE PARTNERS EUROPE III (USD) SCSP, KKR REAL ESTATE STABILIZED CREDIT PARTNERS L.P., KKR REVOLVING CREDIT PARTNERS II L.P., KKR RTV MANAGER LLC, KKR SPECIAL SITUATIONS (DOMESTIC) FUND L.P., KKR SPECIAL SITUATIONS (EEA) FUND II L.P., KKR SPECIAL SITUATIONS (OFFSHORE) FUND L.P., KKR SPN CREDIT INVESTORS L.P., KKR TACTICAL VALUE SPN L.P., KKR TFO PARTNERS L.P., KKR US CLO EQUITY PARTNERS II L.P., KKR LENDING PARTNERS IV L.P., KKR US DIRECT

LENDING FUND SCSP, KKR-BARMENIA EDL PARTNERS SCSP, KKR-CARDINAL CREDIT OPPORTUNITIES FUND L.P., KKR-JESSELTON HIF CREDIT PARTNERS L.P., KKR-KEATS CAPITAL PARTNERS L.P., KKR-MILTON CAPITAL PARTNERS L.P., KKR-MILTON CO-INVESTMENTS II L.P., KKR-MILTON CO-INVESTMENTS III L.P., KKR-MILTON OPPORTUNISTIC CREDIT FUND L.P., KKR-NYC CREDIT A L.P., KKR-NYC CREDIT B L.P., KKR-NYC CREDIT C L.P., KKR-PBPR CAPITAL PARTNERS L.P., KKR-UWF DIRECT LENDING PARTNERSHIP L.P., KKR-VRS CREDIT PARTNERS L.P., KOHLBERG KRAVIS ROBERTS & CO. L.P., KKR REAL ESTATE FINANCE MANAGER LLC, MCS CORPORATE LENDING LLC, MERCHANT CAPITAL SOLUTIONS LLC, KKR EMPIRE REPA IV CO-INVESTMENTS L.P., KKR INCOME TRUST SCA SICAV-RAIF, KKR ASIA CREDIT OPPORTUNITIES FUND SCSP, KKR ASIA CREDIT OPPORTUNITIES FUND UNLEVERED SCSP, KKR ASIA CREDIT OPPORTUNITIES FUND II SCSP, KKR ASIA CREDIT OPPORTUNITIES FUND II UNLEVERED SCSP, KKR-LON CREDIT STRATEGIES SCA SICAV-RAIF, MB2 HOLDCO LLC

555 California Street, 50th Floor

San Francisco, CA 94104

FS KKR CAPITAL CORP., KKR FS INCOME TRUST, KKR FS INCOME TRUST SELECT, FS/KKR ADVISOR, LLC, BIG CEDAR CREEK LLC, CCT HOLDINGS II LLC, CCT TOKYO FUNDING LLC, CHESTNUT STREET FUNDING LLC, COBBS CREEK LLC, CREDIT OPPORTUNITIES PARTNERS JV, LLC, DARBY CREEK LLC, FCF LLC, FS KKR MM CLO I LLC, FSIC II INVESTMENTS, INC., FSIC INVESTMENTS, INC., GERMANTOWN FUNDING LLC,

GREEN CREEK LLC, IC ALTUS INVESTMENTS, LLC, IC AMERICAN ENERGY INVESTMENTS, INC., IC ARCHES INVESTMENTS, LLC, IC II AMERICAN ENERGY INVESTMENTS, INC., IC II NORTHERN INVESTMENTS, LLC, IC NORTHERN INVESTMENTS, LLC, JERSEY CITY FUNDING LLC, JUNIATA RIVER LLC, K-FIT FINANCE AB-1 LLC, K-FIT FINANCE CO-1 LLC, K-FITS FINANCE EIFFEL-1 LLC, K-FIT INVESTMENTS II, LLC, K-FIT INVESTMENTS, LLC, MAGNOLIA FUNDING LLC, MEADOWBROOK RUN LLC, SELECT INVESTMENTS II, LLC, SELECT INVESTMENTS, LLC, AMBLER FUNDING LLC, KKR – FSK CLO 2 LLC

201 Rouse Boulevard

Philadelphia, Pennsylvania 19112

CAPITAL GROUP KKR CORE PLUS+,

CAPITAL GROUP KKR MULTI-SECTOR+

6455 Irvine Center Drive

Irvine, California 92618-4518

File No. 812-15834

I. SUMMARY OF APPLICATION

The following entities hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “SEC” or “Commission”) under Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”),1 and Rule 17d-1, permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder. The Order would supersede the exemptive orders issued by the Commission on January 5, 2021 and August 15, 2023 (the “Prior Orders”)2 that were granted pursuant to Sections 57(a)(4), 57(i) and Rule 17d-1, with the result that no person will continue to rely on the Prior Orders if the Order is granted.

•	FS KKR Capital Corp. (“FSK”), a closed-end management investment company that has elected to be regulated as a business development company (a “BDC”) under the 1940 Act;

[1]	Unless otherwise indicated, all section and rule references herein are to the 1940 Act and rules promulgated thereunder.
[2]

KKR Income Opportunities Fund, et al. (File No. 812-14951-01), Release No. IC-34138A (Dec. 11, 2020) (notice), Release No. IC-34164A (Jan. 5, 2021) (order); KKR Real Estate Select Trust Inc., et al. (File No. 812-15181), Release No. IC-34962 (July 18, 2023) (notice), Release No. IC-34985 (Aug. 15, 2023) (order).

•	KKR FS Income Trust (“KFIT”), a closed-end management investment company that has elected to be regulated as a BDC under the 1940 Act;

•	KKR FS Income Trust Select (“KFITS”), a closed-end management investment company that has elected to be regulated as a BDC under the 1940 Act;

•	KKR Real Estate Select Trust Inc. (“KREST”), a closed-end management investment company registered under the 1940 Act;

•	KKR Credit Opportunities Portfolio (“KCOP”), a closed-end management investment company registered under the 1940 Act;

•	KKR Income Opportunities Fund (“KIO”), a closed-end management investment company registered under the 1940 Act;

•	KKR Asset-Based Income Fund (“ABIF”), a closed-end management investment company registered under the 1940 Act;

•	KKR US Direct Lending Fund-U Inc. (“USDL”), a closed-end management investment company registered under the 1940 Act;

•	KKR Enhanced US Direct Lending Fund-L Inc. (“EUSDL”), a closed-end management investment company that has elected to be regulated as a BDC under the 1940 Act;

•	Capital Group KKR Core Plus+ (“CGKCP”), a closed-end management investment company registered under the 1940 Act;

•

Capital Group KKR Multi-Sector+ (“CGKMS” and together with FSK, KFIT, KFITS, KREST, KCOP, KIO, ABIF, USDL, EUSDL, and CGKCP the “Existing Regulated Funds”), a closed-end management investment company registered under the 1940 Act;

•

The entities set forth in Appendix A hereto, each of which is an existing Wholly-Owned Investment Sub (each an “Existing Wholly-Owned Investment Sub”) or existing Joint Venture (each an “Existing Joint Venture”) of an Existing Regulated Fund (as each such term is defined below);

•

The following entities, each of which serves as the investment adviser and/or general partner of one or more Existing Regulated Funds, Existing Wholly-Owned Investment Subs, Existing Joint Ventures, and/or Existing Affiliated Funds (as defined below): FS/KKR Advisor, LLC, KAM Advisors LLC, KAM Credit Advisors LLC, KAM Fund Advisors LLC, KKR Asset Management, Ltd., KKR Credit Advisors (EMEA) LLP, KKR Credit Advisors (Hong Kong) Limited, KKR Credit Advisors (Ireland) Unlimited Company, KKR Credit Advisors (Singapore) Pte. Ltd., KKR Credit Advisors (US) LLC, KKR Credit Fund Advisors LLC, KKR CS Advisors I LLC, KKR FI Advisors Cayman Ltd., KKR FI Advisors LLC, KKR Financial Advisors II, LLC, KKR Mezzanine I Advisors LLC, KKR Registered Advisor LLC, KKR Strategic Capital Management LLC, Kohlberg Kravis Roberts & Co. L.P., and KKR Real Estate Finance Manager LLC (each, an “Existing Adviser” and collectively, the “Existing Advisers”); and

•

The Affiliated Entities (as defined below) set forth in Appendix B hereto that are KKR affiliates that hold various financial assets in a principal capacity (i.e., a proprietary account) (collectively, the “Existing Proprietary Accounts”); and

•

The Affiliated Entities set forth in Appendix B hereto that are KKR affiliates that are investment vehicles (including private funds and insurance companies), each of which is a separate and distinct legal entity that would be an investment company but for Section 3(c) of the 1940 Act or Rule 3a-7 thereunder (collectively, the “Existing Affiliated Funds” and, together with the Existing Proprietary Accounts, the “Existing Affiliated Entities”, and collectively with the Existing Regulated Funds, the Existing Advisers, the Existing Wholly-Owned Investment Subs, and Existing Joint Ventures, the “Applicants”).[3]

[3]

All existing entities that currently intend to rely upon the requested Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Application.

The relief requested in this application for the Order (the “Application”) would allow a Regulated Fund4 and one or more Affiliated Entities5 to engage in Co-Investment Transactions6 subject to the terms and conditions described herein. The Regulated Funds and Affiliated Entities that participate in a Co-Investment

[4]

“Regulated Fund” means the Existing Regulated Funds and any Future Regulated Funds. “Future Regulated Fund” means an entity (a) that is a closed-end management investment company registered under the 1940 Act, or a closed-end management investment company that has elected to be regulated as a business development company under the 1940 Act, (b) whose (1) primary investment adviser or (2) sub-adviser is an Adviser (as defined below) and (c) that intends to engage in Co-Investment Transactions. If an Adviser serves as sub-adviser to a Regulated Fund whose primary adviser is not also an Adviser, such primary adviser shall be deemed to be an Adviser with respect to conditions 3 and 4 only.

The term Regulated Fund also includes (a) any Wholly-Owned Investment Sub (as defined below) of a Regulated Fund, (b) any Joint Venture (as defined below) of a Regulated Fund, and (c) any BDC Downstream Fund (as defined below) of a Regulated Fund that is a business development company. “Wholly-Owned Investment Sub” means an entity: (a) that is a “wholly-owned subsidiary” (as defined in Section 2(a)(43) of the 1940 Act) of a Regulated Fund; (b) whose sole business purpose is to hold one or more investments and which may issue debt on behalf or in lieu of such Regulated Fund; and (c) is not a registered investment company or a business development company. “Joint Venture” means an unconsolidated joint venture subsidiary of a Regulated Fund, in which all portfolio decisions, and generally all other decisions in respect of such joint venture, must be approved by an investment committee consisting of representatives of the Regulated Fund and the unaffiliated joint venture partner (with approval from a representative of each required). “BDC Downstream Fund” means an entity (a) directly or indirectly controlled by a Regulated Fund that is a business development company, (b) that is not controlled by any person other than the Regulated Fund (except a person that indirectly controls the entity solely because it controls the Regulated Fund), (c) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act, (d) whose investment adviser is an Adviser and (e) that is not a Wholly-Owned Investment Sub.

In the case of a Wholly-Owned Investment Sub that does not have a chief compliance officer or a Board, the chief compliance officer and Board of the Regulated Fund that controls the Wholly-Owned Investment Sub will be deemed to serve those roles for the Wholly-Owned Investment Sub. In the case of a Joint Venture or a BDC Downstream Fund (as applicable) that does not have a chief compliance officer or a Board, the chief compliance officer of the Regulated Fund will be deemed to be the Joint Venture’s or BDC Downstream Fund’s chief compliance officer, and the Joint Venture’s or BDC Downstream Fund’s investment committee will be deemed to be the Joint Venture’s or BDC Downstream Fund’s Board.

[5]

“Affiliated Entity” means an entity not controlled by a Regulated Fund that intends to engage in Co-Investment Transactions and that is (a) with respect to a Regulated Fund, another Regulated Fund; (b) an Adviser or its affiliates (other than an open-end investment company registered under the 1940 Act), and any direct or indirect, wholly- or majority-owned subsidiary of an Adviser or its affiliates (other than of an open-end investment company registered under the 1940 Act), that is participating in a Co-Investment Transaction in a principal capacity; or (c) any entity that would be an investment company but for Section 3(c) of the 1940 Act or Rule 3a-7 thereunder and whose investment adviser is an Adviser.

To the extent that an entity described in clause (b) is not advised by an Adviser, such entity shall be deemed to be an Adviser for purposes of the conditions.

[6]	“Co-Investment Transaction” means the acquisition or Disposition of securities of an issuer in a transaction effected in reliance on the Order or previously granted relief.

Transaction are collectively referred to herein as “Participants.”7 The Applicants do not seek relief for transactions effected consistent with Commission staff no-action positions.8

II. GENERAL DESCRIPTION OF THE APPLICANTS

A.	FSK

FSK was organized under the General Corporation Law of the State of Maryland on December 21, 2007. FSK is an externally managed, non-diversified, closed-end management investment company that has elected to be regulated as a BDC under the 1940 Act. FSK has elected to be treated for tax purposes, and intends to qualify annually, as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”). FS/KKR Advisor, LLC serves as investment adviser to FSK.

FSK’s investment objectives are to generate current income and, to a lesser extent, long-term capital appreciation. FSK pursues its investment objective by investing primarily in the debt of middle market U.S. companies.

FSK has an eleven-member board, of which nine members are not “interested persons” as defined in Section 2(a)(19) of the 1940 Act (“Independent Directors” or “Independent Trustees” as applicable).9

B.	K-FIT

K-FIT was organized as a statutory trust under the laws of the State of Delaware on February 4, 2022. K-FIT is an externally managed, non-diversified, closed-end management investment company that has elected to be regulated as a BDC under the 1940 Act. K-FIT has elected to be treated for tax purposes, and intends to qualify annually, as a RIC under Subchapter M of the Code. FS/KKR Advisor, LLC serves as investment adviser to K-FIT.

K-FIT’s investment objectives are to generate current income and, to a lesser extent, long-term capital appreciation. K-FIT pursues its investment objective by investing primarily in the debt of private middle market U.S. companies.

K-FIT has an eleven-member board, of which nine members are Independent Trustees.

[7]

“Adviser” means an Existing Adviser and any other investment adviser controlling, controlled by, or under common control with an Existing Adviser. The term “Adviser” also includes any internally-managed Regulated Fund.

[8]	See, e.g., Massachusetts Mutual Life Insurance Co. (pub. avail. June 7, 2000), Massachusetts Mutual Life Insurance Co. (pub. avail. July 28, 2000) and SMC Capital, Inc. (pub. avail. Sept. 5, 1995).
[9]	The Board of each Future Regulated Fund will consist of a majority of members who are not “interested persons” of such Future Regulated Fund within the meaning of Section 2(a)(19) of the 1940 Act.

C.	K-FITS

K-FITS was organized as a statutory trust under the laws of the State of Delaware on April 19, 2023. K-FITS is an externally managed, non-diversified, closed-end management investment company that has elected to be regulated as a BDC under the 1940 Act. K-FITS has elected to be treated for tax purposes, and intends to qualify annually, as a RIC under Subchapter M of the Code. FS/KKR Advisor, LLC serves as investment adviser to K-FITS.

K-FITS’ investment objectives are to generate current income and, to a lesser extent, long-term capital appreciation. K-FITS pursues its investment objective by investing primarily in the debt of private middle market U.S. companies.

K-FITS has an eleven-member board, of which nine members are Independent Trustees.

D.	KREST

KREST was organized under the General Corporation Law of the State of Maryland on February 18, 2020. KREST is an externally managed, non-diversified closed-end management investment company registered under the 1940 Act. KREST has elected and has qualified, and intends to continue to qualify annually, to be taxed as a real estate investment trust (“REIT”) for U.S. federal income tax purposes under Subchapter M of the Code. KKR Registered Advisor LLC serves as investment adviser to KREST.

KREST’s primary investment objective is to provide attractive current income and with a secondary objective of long-term capital appreciation. KREST intends, under normal circumstances, to invest at least 80% of its net assets in a portfolio of real estate, including in the form of property investments and debt interests and to a lesser extent in traded real estate-related securities.

KREST has a seven-member Board, of which four members are Independent Directors.

E.	KCOP

KCOP was organized as a statutory trust under the laws of the State of Delaware on September 5, 2019. KCOP is a diversified, closed-end management investment company registered under the 1940 Act that is continuously offered and operates as an interval fund pursuant to Rule 23c-3 under the 1940 Act. KCOP has elected to be treated for tax purposes, and intends to qualify annually, as a RIC under Subchapter M of the Code. KKR Credit Advisors (US) LLC serves as investment adviser to KCOP.

KCOP’s investment objective is to seek to provide attractive risk-adjusted returns and high current income. In pursuing its investment objective, KCOP invests, under normal circumstances, at least 80% of its managed assets in senior and subordinated corporate debt and debt related instruments.

KCOP has a five-member Board, of which four members are Independent Trustees.

F.	KIO

KIO was organized as a statutory trust under the laws of the State of Delaware on March 17, 2011. KIO is a diversified, closed-end management investment company registered under the 1940 Act. KIO has elected to be treated for tax purposes, and intends to qualify annually, as a RIC under Subchapter M of the Code. KKR Credit Advisors (US) LLC serves as investment adviser to KIO.

KIO’s primary investment objective is to seek a high level of current income with a secondary objective of capital appreciation. Under normal market conditions, KIO invests at least 80% of its managed assets in loans and fixed-income instruments or other instruments, including derivative instruments, with similar economic characteristics.

KIO has a five-member Board, of which four members are Independent Trustees.

G.	ABIF

ABIF was organized as a statutory trust under the laws of the State of Delaware on February 10, 2023. ABIF is a non-diversified, closed-end management investment company registered under the 1940 Act that is continuously offered and operates as an interval fund pursuant to Rule 23c-3 under the 1940 Act. ABIF has elected to be treated for tax purposes, and intends to qualify annually, as a RIC under Subchapter M of the Code. KKR Credit Advisors (US) LLC serves as investment adviser to ABIF.

ABIF’s investment objective is to seek to provide attractive risk-adjusted returns. ABIF seeks to achieve its investment objective principally through investments in privately originated credit investments. ABIF, under normal circumstances, invests at least 90% of its assets in those rated investment grade.

ABIF has a four-member Board, of which three members are Independent Trustees.

H.	USDL

USDL was organized as a statutory trust under the laws of the State of Delaware on May 2, 2023, and converted to a Delaware corporation on October 13, 2023. USDL is a non-diversified, closed-end management investment company registered under the 1940 Act. USDL has elected to be treated for tax purposes, and intends to qualify annually, as a RIC under Subchapter M of the Code. KKR Credit Advisors (US) LLC serves as investment adviser to USDL.

USDL’s investment objective is to generate current income. USDL seeks to meet its investment objective by investing primarily in U.S. middle market companies that have earnings before interest, taxes, depreciation and amortization (“EBITDA”) of $50 million or above. USDL, under normal circumstances, invests at least 80% of its net assets in a portfolio of loans to companies having their principal place of business in the United States.

USDL has a four-member Board, of which three members are Independent Directors.

I.	EUSDL

EUSDL was organized as a statutory trust under the laws of the State of Delaware on December 22, 2023, and converted into a Delaware corporation on April 19, 2024. EUSDL is an externally managed, non-diversified, closed-end management investment company that has elected to be regulated as a BDC under the 1940 Act. EUSDL has elected to be treated for tax purposes, and intends to qualify annually, as a RIC under Subchapter M of the Code. KKR Credit Advisors (US) LLC serves as investment adviser to EUSDL.

EUSDL’s investment objective is to generate current income. EUSDL seeks to meet its investment objective by investing primarily in U.S. middle market companies that have EBITDA of $50 million or above. EUSDL intends, under normal circumstances, to invest at least 80% of its net assets in a portfolio of loans to companies having their principal place of business in the United States.

EUSDL has a four-member Board, of which three members are Independent Directors.

J.	CGKCP

CGKCP was organized as a statutory trust under the laws of the State of Delaware on October 4, 2024. CGKCP is a non-diversified, closed-end management investment company registered under the 1940 Act that is continuously offered and operates as an interval fund pursuant to Rule 23c-3 under the 1940 Act. CGKCP has elected to be treated for tax purposes, and intends to qualify annually, as a RIC under Subchapter M of the Code. KKR Credit Advisors (US) LLC serves as investment sub-adviser to CGKCP.

CGKCP’s investment objective is to provide a high level of current income and seek maximum total return, consistent with preservation of capital. CGKCP seeks to achieve its investment objective by investing in both publicly traded fixed income securities and private credit loans and securities, which include private corporate direct lending and asset-based finance investments.

CGKCP has a four-member Board, of which three members are Independent Trustees.

K.	CGKMS

CGKMS was organized as a statutory trust under the laws of the State of Delaware on October 4, 2024. CGKMS is a non-diversified, closed-end management investment company registered under the 1940 Act that is continuously offered and operates as an interval fund pursuant to Rule 23c-3 under the 1940 Act. CGKMS has elected to be treated for tax purposes, and intends to qualify annually, as a RIC under Subchapter M of the Code. KKR Credit Advisors (US) LLC serves as investment sub-adviser to CGKMS.

CGKMS’s investment objective is to provide a high level of current income. CGKMS seeks to achieve its investment objective by investing across multiple sectors in both publicly traded fixed income securities and private credit loans and securities, which include private corporate direct lending and asset-based finance investments.

CGKMS has a four-member Board, of which three members are Independent Trustees.

L.	The Existing Advisers

Each of the Existing Advisers is directly or indirectly controlled by KKR & Co. Inc. (together with its affiliates, “KKR”). Founded in 1976, KKR is a leading global investment firm with 26 offices and approximately 2,800 people, including over 700 investment professionals. It operates an integrated global platform for sourcing and executing investments across multiple industries, asset classes and geographies. KKR is a long-term fundamental investor focused on producing attractive risk-adjusted returns for its clients. The Existing Advisers that serve as investment advisers to the Existing Regulated Funds are set forth below. A complete list of the Existing Advisers is included in Appendix B.

FS/KKR Advisor, LLC, a Delaware limited liability company formed on January 8, 2018, and an investment adviser registered with the Commission under the Investment Advisers Act of 1940 (the “Advisers Act”), serves as an investment adviser to FSK, K-FIT and K-FITS pursuant to investment advisory agreements with each such respective entity.

KKR Credit Advisors (US) LLC, a Delaware limited liability company formed on June 24, 2004, and an investment adviser registered with the Commission under the Advisers Act, serves as an investment adviser to KCOP, KIO, ABIF, USDL, EUSDL, CGKCP, CGKMS, and certain of the Existing Affiliated Entities pursuant to investment advisory agreements with each such respective entity.

KKR Registered Advisor LLC, a Delaware limited liability company formed on April 23, 2020, serves as investment adviser to KREST pursuant to an investment advisory agreement.

M.	The Existing Affiliated Entities

Existing Affiliated Entities consist of the Existing Proprietary Accounts and the Existing Affiliated Funds.10

A complete list of the Existing Affiliated Entities is included in Appendix B.

III. ORDER REQUESTED

The Applicants request an Order of the Commission under Sections 17(d) and 57(i) of the 1940 Act and Rule 17d-1 thereunder to permit, subject to the terms and conditions set forth below in this Application (the “Conditions”), each Regulated Fund to be able to participate with one or more Affiliated Entities in Co-Investment Transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder.

A.	Applicable Law

Section 17(d), in relevant part, prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from effecting any transaction in which the registered investment company is “a joint or a joint and several participant with such person” in contravention of such rules as the SEC may prescribe “for the purpose of limiting or preventing participation by such [fund] on a basis different from or less advantageous than that of such other participant.”

Rule 17d-1 prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from participating in, or effecting any transaction in connection with, any “joint enterprise or other joint arrangement or profit-sharing plan”11 in which the fund is a participant without first obtaining an order from the SEC.

Section 57(a)(4), in relevant part, prohibits any person related to a business development company in the manner described in Section 57(b), acting as principal, from knowingly effecting any transaction in which the business development company is a joint or a joint and several participant with such persons in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the business development company on a basis less advantageous than that of such person. Section 57(i) provides that, until the SEC prescribes rules under Section 57(a), the SEC’s rules under Section 17(d) applicable to registered closed-end investment companies will be deemed to apply to persons subject to the prohibitions of Section 57(a). Because the SEC has not adopted any rules under Section 57(a), Rule 17d-1 applies to persons subject to the prohibitions of Section 57(a).

[10]

In the future, an Affiliated Entity may register as a closed-end management investment company under the 1940 Act and, if so registered, will be considered a Future Regulated Fund for purposes of this application.

[11]

Rule 17d-1(c) defines a “[j]oint enterprise or other joint arrangement or profit-sharing plan” to include, in relevant part, “any written or oral plan, contract, authorization or arrangement or any practice or understanding concerning an enterprise or undertaking whereby a registered investment company … and any affiliated person of or principal underwriter for such registered company, or any affiliated person of such a person or principal underwriter, have a joint or a joint and several participation, or share in the profits of such enterprise or undertaking ….”

Rule 17d-1(b) provides, in relevant part, that in passing upon applications under the rule, the Commission will consider whether the participation of a registered investment company in a joint enterprise, joint arrangement or profit-sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

B.	Need for Relief

Each Regulated Fund may be deemed to be an affiliated person of each other Regulated Fund within the meaning of Section 2(a)(3) if it is deemed to be under common control because an Adviser is or will be either the investment adviser or sub-adviser to each Regulated Fund. Section 17(d) and Section 57(b) apply to any investment adviser to a closed-end fund or a business development company, respectively, including a sub-adviser. Thus, an Adviser and any Affiliated Entities that it advises could be deemed to be persons related to Regulated Funds in a manner described by Sections 17(d) and 57(b). The Existing Advisers are each indirect subsidiaries of KKR, are under common control, and are thus affiliated persons of each other. Accordingly, with respect to the Existing Advisers, and any other Advisers that are deemed to be affiliated persons of each other, Affiliated Entities advised by any of them could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). In addition, any entities or accounts controlled by or under common control with the Existing Advisers, and/or any other Advisers that are deemed to be affiliated persons of each other that may, from time to time, hold various financial assets in a principal capacity, could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). Finally, with respect to any Wholly-Owned Investment Sub, Joint Venture, or BDC Downstream Fund of a Regulated Fund, such entity would be a company controlled by its parent Regulated Fund for purposes of Section 57(a)(4) of the 1940 Act and Rule 17d-l under the 1940 Act.

C.	Conditions

Applicants agree that any Order granting the requested relief will be subject to the following Conditions.

1. Same Terms. With respect to any Co-Investment Transaction, each Regulated Fund, and Affiliated Entity participating in such transaction will acquire, or dispose of, as the case may be, the same class of securities, at the same time, for the same price and with the same conversion, financial reporting and registration rights, and with substantially the same other terms (provided that the settlement date for an Affiliated Entity may occur up to ten business days after the settlement date for the Regulated Fund, and vice versa). If a Participant, but not all of the Regulated Funds, has the right to nominate a director for election to a portfolio company’s board of directors, the right to appoint a board observer or any similar right to participate in the governance or management of a portfolio company, the Board of each Regulated Fund that does not hold this right must be given the opportunity to veto the selection of such person.12

2. Existing Investments in the Issuer. Prior to a Regulated Fund acquiring in a Co-Investment Transaction a security of an issuer in which an Affiliated Entity has an existing interest in such issuer, the “required majority,” as defined in Section 57(o) of the 1940 Act,13 of the Regulated Fund

[12]	Such a Board can also, consistent with applicable fund documents, facilitate this opportunity by delegating the authority to veto the selection of such person to a committee of the Board.
[13]

Section 57(o) defines the term “required majority,” in relevant part, with respect to the approval of a proposed transaction, as both a majority of a BDC’s directors who have no financial interest in the transaction and a majority of such directors who are not interested persons of the BDC. In the case of a Regulated Fund that is not a BDC, the Board members that constitute the Required Majority will be determined as if such Regulated Fund were a BDC subject to Section 57(o) of the 1940 Act.

(“Required Majority”) will take the steps set forth in Section 57(f) of the 1940 Act,14 unless: (i) the Regulated Fund already holds the same security as each such Affiliated Entity; and (ii) the Regulated Fund and each other Affiliated Entity holding the security is participating in the acquisition in approximate proportion to its then-current holdings.

3. Related Expenses. Any expenses associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction, to the extent not borne by the Adviser(s), will be shared among the Participants in proportion to the relative amounts of the securities being acquired, held or disposed of, as the case may be.15

4. No Remuneration. Any transaction fee16 (including break-up, structuring, monitoring or commitment fees but excluding broker’s fees contemplated by section 17(e) or 57(k) of the 1940 Act, as applicable), received by an Adviser and/or a Participant in connection with a Co-Investment Transaction will be distributed to the Participants on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in section 26(a)(1) of the 1940 Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the Participants based on the amount they invest in such Co-Investment Transaction. No Affiliated Entity, Regulated Fund, or any of their affiliated persons will accept any compensation, remuneration or financial benefit in connection with a Regulated Fund’s participation in a Co-Investment Transaction, except: (i) to the extent permitted by Section 17(e) or 57(k) of the 1940 Act; (ii) as a result of either being a Participant in the Co-Investment Transaction or holding an interest in the securities issued by one of the Participants; or (iii) in the case of an Adviser, investment advisory compensation paid in accordance with investment advisory agreement(s) with the Regulated Fund(s) or Affiliated Entity(ies).

5. Co-Investment Policies. Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement policies and procedures reasonably designed to ensure that: (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co-Investment Transaction considers the interest in the Transaction of any participating Regulated Fund (the “Co-Investment Policies”). Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will provide its Co-Investment Policies to the Regulated Funds and will notify the Regulated Funds of any material changes thereto.17

[14]

Section 57(f) provides for the approval by a Required Majority of certain transactions on the basis that, in relevant part: (i) the terms of the transaction, including the consideration to be paid or received, are reasonable and fair to the shareholders of the BDC and do not involve overreaching of the BDC or its shareholders on the part of any person concerned; (ii) the proposed transaction is consistent with the interests of the BDC’s shareholders and the BDC’s policy as recited in filings made by the BDC with the Commission and the BDC’s reports to shareholders; and (iii) the BDC’s directors record in their minutes and preserve in their records a description of the transaction, their findings, the information or materials upon which their findings were based, and the basis for their findings.

[15]	Expenses of an individual Participant that are incurred solely by the Participant due to its unique circumstances (such as legal and compliance expenses) will be borne by such Participant.
[16]	Applicants are not requesting and the Commission is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.
[17]	The Affiliated Entities may adopt shared Co-Investment Policies.

6. Dispositions:

(a) Prior to any Disposition18 by an Affiliated Entity of a security acquired in a Co-Investment Transaction, the Adviser to each Regulated Fund that participated in the Co-Investment Transaction will be notified and each such Regulated Fund given the opportunity to participate pro rata based on the proportion of its holdings relative to the other Affiliated Entities participating in such Disposition.

(b) Prior to any Disposition by a Regulated Fund of a security acquired in a Co-Investment Transaction, the Required Majority will take the steps set forth in Section 57(f) of the 1940 Act, unless: (i) each Affiliated Entity holding the security participates in the Disposition in approximate proportion to its then-current holding of the security; or (ii) the Disposition is a sale of a Tradable Security.19

7.Board Oversight

(a)	Each Regulated Fund’s directors will oversee the Regulated Fund’s participation in the co-investment program in the exercise of their reasonable business judgment.

(b)

Prior to a Regulated Fund’s participation in Co-Investment Transactions, the Regulated Fund’s Board, including a Required Majority, will: (i) review the Co-Investment Policies, to ensure that they are reasonably designed to prevent the Regulated Fund from being disadvantaged by participation in the co-investment program; and (ii) approve policies and procedures of the Regulated Fund that are reasonably designed to ensure compliance with the terms of the Order.

(c)

At least quarterly, each Regulated Fund’s Adviser and chief compliance officer (as defined in Rule 38a-1(a)(4)) will provide the Regulated Fund Boards with reports or other information requested by the Board related to a Regulated Fund’s participation in Co-Investment Transactions and a summary of matters, if any, deemed significant that may have arisen during the period related to the implementation of the Co-Investment Policies and the Regulated Fund’s policies and procedures approved pursuant to (b) above.

(d)

Every year, each Regulated Fund’s Adviser and chief compliance officer will provide the Regulated Fund’s Board with reports or other information requested by the Board related to the Regulated Fund’s participation in the co-investment program and any material changes in the Affiliated Entities’ participation in the co-investment program, including changes to the Affiliated Entities’ Co-Investment Policies.

(e)

The Adviser and the chief compliance officer will also notify the Regulated Fund’s Board of a compliance matter related to the Regulated Fund’s participation in the co-investment program and related Co-Investment Policies or the Regulated Fund’s policies and procedures approved pursuant to (b) above that a Regulated Fund’s chief compliance officer considers to be material.

[18]	“Disposition” means the sale, exchange, transfer or other disposition of an interest in a security of an issuer.
[19]

“Tradable Security” means a security which trades: (i) on a national securities exchange (or designated offshore securities market as defined in Rule 902(b) under the Securities Act of 1933, as amended) and (ii) with sufficient volume and liquidity (findings which are to be made in good faith and documented by the Advisers to any Regulated Funds) to allow each Regulated Fund to dispose of its entire remaining position within 30 days at approximately the price at which the Regulated Fund has valued the investment.

8. Recordkeeping. All information presented to the Board pursuant to the order will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its Staff. Each Regulated Fund will maintain the records required by Section 57(f)(3) as if it were a business development company and each of the Co-Investment Transactions were approved by the Required Majority under Section 57(f).20

9. In the event that the Commission adopts a rule under the 1940 Act allowing co-investments of the type described in this Application, any relief granted by the Order will expire on the effective date of that rule.

IV. STATEMENT IN SUPPORT OF RELIEF REQUESTED

Applicants submit that allowing the Co-Investment Transactions described by this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and their respective shareholders and (ii) the protections found in the terms and conditions set forth in this Application.

A.	Potential Benefits to the Regulated Funds and their Shareholders

Section 57(a)(4) and Rule 17d-1 (as applicable) limit the ability of the Regulated Funds to participate in attractive co-investment opportunities under certain circumstances. If the relief is granted, the Regulated Funds should: (i) be able to participate in a larger number and greater variety of investments, thereby diversifying their portfolios and providing related risk-limiting benefits; (ii) be able to participate in larger financing opportunities, including those involving issuers with better credit quality, which otherwise might not be available to investors of a Regulated Fund’s size; (iii) have greater bargaining power (notably with regard to creditor protection terms and other similar investor rights), more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (iv) benefit from economies of scale by sharing fixed expenses associated with an investment with the other Participants; and (v) be able to obtain better deal flow from investment bankers and other sources of investments.

B.	Shareholder Protections

Each Co-Investment Transaction would be subject to the terms and conditions of this Application. The Conditions are designed to address the concerns underlying Sections 17(d) and 57(a)(4) and Rule 17d-l by ensuring that participation by a Regulated Fund in any Co-Investment Transaction would not be on a basis different from or less advantageous than that of other Participants. Under Condition 5, each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement Co-Investment Policies that are reasonably designed to ensure that (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co Investment Transaction considers the interest in the Transaction of any participating Regulated Fund. The Co-Investment Policies will require an Adviser to make an independent determination of the appropriateness of a Co-Investment Transaction and the proposed allocation size based on each Participant’s specific investment profile and other relevant characteristics.

[20]

If a Regulated Fund enters into a transaction that would be a Co-Investment Transaction pursuant to this Order in reliance on another exemptive order instead of this Order, the information presented to the Board and records maintained by the Regulated Fund will expressly indicate the order relied upon by the Regulated Fund to enter into such transaction.

V. PRECEDENTS

The Commission has previously issued orders permitting certain investment companies subject to regulation under the 1940 Act and their affiliated persons to be able to participate in Co-Investment Transactions (the “Existing Orders”).21 Similar to the Existing Orders, the Conditions described herein are designed to mitigate the possibility for overreaching and to promote fair and equitable treatment of the Regulated Funds. Accordingly, the Applicants submit that the scope of investor protections contemplated by the Conditions are consistent with those found in the Existing Orders.

VI. PROCEDURAL MATTERS

A.	Communications

Please address all communications concerning this Application, the Notice and the Order to:

Noah Greenhill, Esq.

KKR Credit Advisors (US) LLC

555 California Street, 50th Floor

San Francisco, CA 94104

Telephone: (415) 315-3620

Please address any questions, and a copy of any communications, concerning this Application, the Notice, and the Order to:

Kenneth E. Young Dechert LLP 1095 6th Avenue New York, NY 10036 (212) 698-3854	William J. Bielefeld Dechert LLP 1900 K Street, NW Washington, DC 20006 (202) 261-3386

B.	Authorizations

The filing of this Application for the Order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by the Board of each Existing Regulated Fund pursuant to resolutions duly adopted by the Board. Copies of the resolutions are provided below.

Pursuant to Rule 0-2(c), Applicants hereby state that each Existing Regulated Fund and Existing Affiliated Fund have authorized to cause to be prepared and to execute and file with the Commission this Application

[21]

See, e.g., FS Credit Opportunities Corp., et al. (File No. 812-15706), Release No. IC-35520 (April 3, 2025) (notice), Release No. IC-35561 (April 29, 2025) (order); Sixth Street Specialty Lending, Inc. et al. (File No. 812-15729), Release No. IC-35531 (April 10, 2025) (notice), Release No. IC-35570 (May 6, 2025) (order); Blue Owl Capital Corporation, et al. (File No. 812-15715), Release No. IC-35530 (April 9, 2025) (notice), Release No. IC-35573 (May 6, 2025) (order); BlackRock Growth Equity Fund LP, et al. (File No. 812-15712), Release No. IC-35525 (April 8, 2025) (notice), Release No. IC-35572 (May 6, 2025) (order).

and any amendment thereto for an order pursuant to Section 57(i) and Rule 17d-1 permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) and Rule 17d-1. The person executing the Application on behalf of the Applicants being duly sworn deposes and says that he has duly executed the Application for and on behalf of the applicable entity listed; that he is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each such deponent to execute and file the Application have been taken.

The Applicants have caused this Application to be duly signed on their behalf on the 4th day of November, 2025.

KKR CAPITAL MARKETS II LLC
KKR CAPITAL MARKETS LIMITED
KKR CAPITAL MARKETS LLC
KKR CORPORATE LENDING (CA) LLC
KKR CORPORATE LENDING (TN) LLC
KKR CORPORATE LENDING (UK) LLC
KKR CORPORATE LENDING LLC
KKR LOAN ADMINISTRATION SERVICES LLC
KKR RTV MANAGER LLC
MCS CORPORATE LENDING LLC
MERCHANT CAPITAL SOLUTIONS LLC

By:	/s/ Adam Smith
Name:	Adam Smith
Title:	Authorized Signatory

KKR CAPITAL MARKETS HOLDINGS L.P.

By: KKR Capital Markets Holdings LLC, its general partner

By:	/s/ Adam Smith
Name:	Adam Smith
Title:	Chief Executive Officer

KKR CAPITAL MARKETS PARTNERS LLP

By: KKR Capital Markets Limited, its managing member

By:	/s/ Adam Smith
Name:	Adam Smith
Title:	Director

CAPITAL GROUP KKR CORE PLUS+
CAPITAL GROUP KKR MULTI-SECTOR+

By:	/s/ Erik Vayntrub
Name:	Erik Vayntrub
Title:	Senior Vice President

KKR ALTERNATIVE ASSETS LLC

By:	/s/ Christopher Lee
Name:	Christopher Lee
Title:	Secretary

KKR ALTERNATIVE ASSETS LIMITED

By:	/s/ Christopher Lee
Name:	Christopher Lee
Title:	Authorized Signatory

KKR ALTERNATIVE ASSETS L.P.

By: KKR Alternative Assets Limited, its general partner

By:	/s/ Christopher Lee
Name:	Christopher Lee
Title:	Authorized Signatory

KKR CAPITAL MARKETS ASIA LIMITED
KKR CREDIT ADVISORS (SINGAPORE) PTE. LTD.

By:	/s/ Diane Raposio
Name:	Diane Raposio
Title:	Director

ACCORDIA LIFE AND ANNUITY COMPANY
COMMONWEALTH ANNUITY AND LIFE INSURANCE COMPANY
FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY
FORETHOUGHT LIFE INSURANCE COMPANY
GLOBAL ATLANTIC ASSURANCE LIMITED
GLOBAL ATLANTIC RE LIMITED

By:	/s/ Andrew Shainberg
Name:	Andrew Shainberg
Title:	Chief Compliance Officer

KKR CAPITAL MARKETS JAPAN LIMITED

By:	/s/ Go Yamashita
Name:	Go Yamashita
Title:	Chief Executive Officer and Representative Director

KKR OPPORTUNISTIC REAL ESTATE CREDIT FUND II LP

By: KKR Associates ROX II SCSp, its general partner

By: KKR ROX II S.a.r.l., its general partner

By:	/s/ Jason Carss
Name:	Jason Carss
Title:	Class A Manager

KREST OPERATING PARTNERSHIP L.P.

By: KREST OP GP LLC, its general partner

By:	/s/ Jason Carss
Name:	Jason Carss
Title:	Manager

KKR ASIA PROPERTY PARTNERS SCSP

By: KKR Associates Asia Property Partners SCSp, its general partner

By: KKR Asia Property Partners Holdings LLC, its sole member

By:	/s/ Jason Carss
Name:	Jason Carss
Title:	Manager

KKR ASIA REAL ESTATE PARTNERS II SCSP

By: KKR Associates AREP II SCSp, its general partner

By: KKR AREP II S.à.r.l., its general partner

By:	/s/ Jason Carss
Name:	Jason Carss
Title:	Manager

KKR OPPORTUNISTIC REAL ESTATE CREDIT FUND II SCSP

By: KKR Associates ROX II SCSp, its general partner

By: KKR ROX II S.à.r.l., its general partner

By:	/s/ Jason Carss
Name:	Jason Carss
Title:	Attorney

KKR PIP INVESTMENTS L.P.

By: KKR Associates PIP L.P., its general partner

By: KKR PIP GP LLC, its general partner

By:	/s/ Jason Carss
Name:	Jason Carss
Title:	Assistant Secretary

KKR PROPERTY PARTNERS AMERICAS (EEA) SCSP

By: KKR Associates Property Partners Americas SCSp, its general partner

By: KKR Property Partners Americas S.à.r.l., its general partner

By:	/s/ Jason Carss
Name:	Jason Carss
Title:	Manager

KKR PROPERTY PARTNERS AMERICAS L.P.

By: KKR Associates Property Partners Americas SCSp, its general partner

By: KKR Property Partners Americas S.à.r.l., its general partner

By:	/s/ Jason Carss
Name:	Jason Carss
Title:	Manager

KKR PROPERTY PARTNERS EUROPE (EUR) SCSP

By: KKR Associates Property Partners Europe SCSp, its general partner

By: KKR Property Partners Europe S.à r.l., its general partner

By:	/s/ Jason Carss
Name:	Jason Carss
Title:	Attorney

KKR PROPERTY PARTNERS EUROPE GER (EUR) SCSP

By: KKR Associates Property Partners Europe SCSp, its general partner

By: KKR Property Partners Europe S.à.r.l., its general partner

By:	/s/ Jason Carss
Name:	Jason Carss
Title:	Attorney

KKR REAL ESTATE PARTNERS AMERICAS IV SCSP

By: KKR Associates REPA IV SCSp, its general partner

By: KKR REPA IV S.à.r.l., its general partner

By:	/s/ Jason Carss
Name:	Jason Carss
Title:	Manager

KKR REAL ESTATE PARTNERS EUROPE III (EUR) SCSP

By: KKR Associates REPE III SCSp, its general partner

By: KKR REPE III S.à.r.l., its general partner

By:	/s/ Jason Carss
Name:	Jason Carss
Title:	Manager

KKR REAL ESTATE PARTNERS EUROPE III (USD) SCSP

By: KKR Associates REPE III SCSp, its general partner

By: KKR REPE III S.à.r.l., its general partner

By:	/s/ Jason Carss
Name:	Jason Carss
Title:	Manager

KKR REAL ESTATE STABILIZED CREDIT PARTNERS L.P.

By: KKR Associates RESTAC L.P., its general partner

By: KKR RESTAC GP LLC, its general partner

By:	/s/ Jason Carss
Name:	Jason Carss
Title:	Vice President

KKR REGISTERED ADVISOR LLC

By:	/s/ Jason Carss
Name:	Jason Carss
Title:	Assistant Secretary

KKR-MILTON CO-INVESTMENTS III L.P.

By: KKR Associates Milton Strategic L.P., its general partner

By: KKR Milton Strategic Limited, its general partner

By:	/s/ Jason Carss
Name:	Jason Carss
Title:	Assistant Secretary

KOHLBERG KRAVIS ROBERTS & CO. L.P.

By: KKR & Co. GP LLC, its general partner

By:	/s/ Jason Carss
Name:	Jason Carss
Title:	Authorized Signatory

KKR EMPIRE REPA IV CO-INVESTMENTS L.P.

By: KKR Associates Empire REPA IV Co-Investments L.P., its general partner

By: KKR Empire REPA IV LLC, its general partner

By:	/s/ Jason Carss
Name:	Jason Carss
Title:	Manager

KKR LENDING PARTNERS EUROPE (EURO) L.P.
KKR LENDING PARTNERS EUROPE (EURO) UNLEVERED L.P.
KKR LENDING PARTNERS EUROPE (GBP) UNLEVERED L.P.
KKR LENDING PARTNERS EUROPE (USD) L.P.

By: KKR Lending Europe GP Limited

By:	/s/ Jeffrey Smith
Name:	Jeffrey Smith
Title:	Assistant Secretary

KKR FINANCIAL HOLDINGS, INC.

By:	/s/ Jeffrey Smith
Name:	Jeffrey Smith
Title:	Assistant Secretary

KKR REAL ESTATE SELECT TRUST INC.

By:	/s/ Lori Hoffman
Name:	Lori Hoffman
Title:	Chief Legal Officer

KKR CORPORATE LENDING (CAYMAN) LIMITED

By:	/s/ Martin Steyn
Name:	Martin Steyn
Title:	Director

KKR REAL ESTATE FINANCE MANAGER LLC
KKR REAL ESTATE FINANCE TRUST INC.

By:	/s/ Matthew Salem
Name:	Matthew Salem
Title:	Chief Executive Officer

AVOCA CAPITAL CLO X DESIGNATED ACTIVITY COMPANY
AVOCA CLO XI DESIGNATED ACTIVITY COMPANY
AVOCA CLO XII DESIGNATED ACTIVITY COMPANY
AVOCA CLO XIII DESIGNATED ACTIVITY COMPANY
AVOCA CLO XIV DESIGNATED ACTIVITY COMPANY
AVOCA CLO XIX DESIGNATED ACTIVITY COMPANY
AVOCA CLO XV DESIGNATED ACTIVITY COMPANY
AVOCA CLO XVI DESIGNATED ACTIVITY COMPANY
AVOCA CLO XVII DESIGNATED ACTIVITY COMPANY
AVOCA CLO XVIII DESIGNATED ACTIVITY COMPANY
AVOCA CLO XX DESIGNATED ACTIVITY COMPANY
AVOCA CLO XXI DESIGNATED ACTIVITY COMPANY
AVOCA CLO XXIII DESIGNATED ACTIVITY COMPANY
AVOCA CLO XXIV DESIGNATED ACTIVITY COMPANY
AVOCA CLO XXIX DESIGNATED ACTIVITY COMPANY
AVOCA CLO XXV DESIGNATED ACTIVITY COMPANY
AVOCA CLO XXVI DESIGNATED ACTIVITY COMPANY
AVOCA CLO XXVIII DESIGNATED ACTIVITY COMPANY
AVOCA CLO XXX DESIGNATED ACTIVITY COMPANY
AVOCA CLO XXXI DESIGNATED ACTIVITY COMPANY
AVOCA CREDIT OPPORTUNITIES PLC
KKR CREDIT ADVISORS (IRELAND) UNLIMITED COMPANY
KKR DAF DIRECT LENDING FUND
KKR DAF GLOBAL OPPORTUNISTIC CREDIT FUND
KKR DAF PRIVATE CREDIT FUND
KKR DAF SECURITISED PRIVATE CREDIT FUND
KKR DAF STERLING ASSETS FUND
KKR DAF SYNDICATED LOAN AND HIGH YIELD FUND
KKR EUROPEAN CREDIT OPPORTUNITIES FUND II
KKR LENDING PARTNERS EUROPE II (EURO) UNLEVERED SCSP
KKR LENDING PARTNERS EUROPE II (USD) SCSP
KKR LENDING PARTNERS EUROPE II (GBP) UNLEVERED SCSP
KKR-BARMENIA EDL PARTNERS SCSP

By:	/s/ Michael Gilleran
Name:	Michael Gilleran
Title:	Authorized Signatory

KKR EUROPEAN FLOATING RATE LOAN FUND
ABSALON CREDIT DESIGNATED ACTIVITY COMPANY

By: KKR European Credit Investments Fund plc, acting solely on behalf of its sub-fund

By:	/s/ Michael Gilleran
Name:	Michael Gilleran
Title:	Authorized Signatory

KKR CAPITAL MARKETS (IRELAND) LIMITED

By:	/s/ Michael Gilleran
Name:	Michael Gilleran
Title:	Head of Finance

KKR CREDIT ADVISORS (EMEA) LLP

By:	/s/ Michael Small
Name:	Michael Small
Title:	Authorized Signatory

KKR US DIRECT LENDING FUND-U INC.

By:	/s/ Mike Nguyen
Name:	Mike Nguyen
Title:	Chief Compliance Officer

MB2 HOLDCO LLC

By:	/s/ Mike Nguyen
Name:	Mike Nguyen
Title:	Assistant Secretary

KKR CREDIT ADVISORS (US) LLC 8 CAPITAL PARTNERS L.P.
KAM ADVISORS LLC
KAM CREDIT ADVISORS LLC
KKR ASSET MANAGEMENT, LTD.
KKR ASSET-BASED FINANCE PARTNERS L.P.
KKR ASSET-BASED FINANCE PARTNERS (EEA) SCSP
KKR ASSET-BASED FINANCE PARTNERS II L.P.
KKR ASSET-BASED FINANCE PARTNERS II (EEA) SCSP
KKR ASSET-BASED INCOME FUND
KKR CLO 10 LTD.
KKR CLO 11 LTD.
KKR CLO 12 LTD.
KKR CLO 13 LTD.
KKR CLO 14 LTD.
KKR CLO 15 LTD.
KKR CLO 16 LTD.
KKR CLO 17 LTD.
KKR CLO 18 LTD.
KKR CLO 19 LTD.
KKR CLO 20 LTD.
KKR CLO 21 LTD.
KKR CLO 22 LTD.
KKR CLO 23 LTD.
KKR CLO 24 LTD.
KKR CLO 25 LTD.
KKR CLO 26 LTD.
KKR CLO 27 LTD.
KKR CLO 28 LTD.
KKR CLO 29 LTD.
KKR CLO 30 LTD.
KKR CLO 31 LTD.
KKR CLO 33 LTD.
KKR CLO 34 LTD.
KKR CLO 35 LTD.
KKR CLO 36 LTD.
KKR CLO 37 LTD.
KKR CLO 39 LTD.
KKR CLO 40 LTD.
KKR CLO 41 LTD.
KKR CLO 42 LTD.
KKR CLO 43 LTD.
KKR CLO 44 LTD.
KKR CLO 46 LTD.
KKR CLO 48 LTD.
KKR CLO 49 LTD.
KKR CLO 52 LTD.
KKR CLO 9 LTD.
KAM FUND ADVISORS LLC
KKR CREDIT ADVISORS (HONG KONG) LIMITED
KKR CREDIT OPPORTUNITIES PORTFOLIO
KKR CREDIT SELECT (DOMESTIC) FUND L.P.
KKR CS ADVISORS I LLC

KKR DISLOCATION OPPORTUNITIES (DOMESTIC) FUND L.P.
KKR DISLOCATION OPPORTUNITIES (EEA) FUND SCSP
KKR OPPORTUNITIES (EEA) FUND II SCSP
KKR OPPORTUNITIES (DOMESTIC) FUND II SCSP
KKR ENHANCED US DIRECT LENDING FUND SCSP
KKR ENHANCED US DIRECT LENDING FUND-L INC.
KKR ENHANCED US DIRECT LENDING FUND-L LLC
KKR ENHANCED US EVDL FUNDING LLC
KKR ENHANCED US EVDL FUNDING II LLC
KKR EUROPEAN RECOVERY PARTNERS L.P.
KKR FI ADVISORS CAYMAN LTD.
KKR FI ADVISORS LLC
KKR FINANCIAL ADVISORS II, LLC
KKR FINANCIAL CLO HOLDINGS II, LLC
KKR FINANCIAL CLO HOLDINGS, LLC
KKR FINANCIAL CLO 2013-1, LTD.
KKR FINANCIAL CLO 2013-1 HOLDINGS LTD.
KKR FINANCIAL HOLDINGS LLC
KKR FINANCIAL HOLDINGS II, LLC
KKR FINANCIAL HOLDINGS II, LTD.
KKR FINANCIAL HOLDINGS III, LLC
KKR FINANCIAL HOLDINGS III, LTD.
KKR FINANCIAL HOLDINGS, LTD.
KKR GLOBAL CREDIT OPPORTUNITIES MASTER FUND L.P.
KKR GOLDFINCH L.P.
KKR INCOME OPPORTUNITIES FUND
KKR INSTITUTIONAL MIDDLE MARKET FUND L.P.
KKR LENDING PARTNERS II L.P.
KKR LENDING PARTNERS III L.P.
KKR LENDING PARTNERS L.P.
KKR MEZZANINE I ADVISORS LLC
KKR MEZZANINE PARTNERS I L.P.
KKR MEZZANINE PARTNERS I SIDE-BY-SIDE L.P.
KKR PIP CREDIT INVESTORS LLC
KKR PRIVATE CREDIT OPPORTUNITIES PARTNERS II (EEA) EURO L.P.
KKR PRIVATE CREDIT OPPORTUNITIES PARTNERS II (EEA) L.P.
KKR PRIVATE CREDIT OPPORTUNITIES PARTNERS II L.P.
KKR REVOLVING CREDIT PARTNERS II L.P.
KKR SPECIAL SITUATIONS (DOMESTIC) FUND L.P.
KKR SPECIAL SITUATIONS (EEA) FUND II L.P.
KKR SPECIAL SITUATIONS (OFFSHORE) FUND L.P.
KKR SPN CREDIT INVESTORS L.P.
KKR STRATEGIC CAPITAL MANAGEMENT LLC
KKR TACTICAL VALUE SPN L.P.
KKR TFO PARTNERS L.P.
KKR US CLO EQUITY PARTNERS II L.P.

KKR LENDING PARTNERS IV L.P.
KKR US DIRECT LENDING FUND SCSP
KKR US DIRECT LENDING FUND-U LLC
KKR US EVDL CA FUNDING LLC
KKR US EVDL CA LLC
KKR US EVDL FUNDING LLC
KKR US EVDL US I LLC
KKR US EVDL US II LLC
KKR US EVDL US III LLC
KKR US EVDL US IV LLC
KKR-CARDINAL CREDIT OPPORTUNITIES FUND L.P.
KKR-JESSELTON HIF CREDIT PARTNERS L.P.
KKR-KEATS CAPITAL PARTNERS L.P.
KKR-LON CREDIT STRATEGIES SCA SICAV-RAIF
KKR-MILTON CAPITAL PARTNERS L.P.
KKR-MILTON CO-INVESTMENTS II L.P.
KKR-MILTON OPPORTUNISTIC CREDIT FUND L.P.
KKR-NYC CREDIT A L.P.
KKR-NYC CREDIT B L.P.
KKR-NYC CREDIT C L.P.
KKR-PBPR CAPITAL PARTNERS L.P.
KKR-UWF DIRECT LENDING PARTNERSHIP L.P.
KKR-VRS CREDIT PARTNERS L.P.
KKR CREDIT FUND ADVISORS LLC

By:	/s/ Noah Greenhill
Name:	Noah Greenhill
Title:	Authorized Signatory

KKR ASIA CREDIT OPPORTUNITIES FUND SCSP
KKR ASIA CREDIT OPPORTUNITIES FUND
UNLEVERED SCSP

By: KKR Associates Asia Credit Opportunities SCSp, its general partner
By: KKR Asia Credit Opportunities S.à r.l., its general partner

By:	/s/ Daniel O’Neill
Name:	Daniel O’Neill
Title:	Attorney or Manager

KKR ASIA CREDIT OPPORTUNITIES FUND II SCSP
KKR ASIA CREDIT OPPORTUNITIES FUND II UNLEVERED SCSP

By: KKR Associates ACOF II SCSp, its general partner
By: KKR ACOF II S.à r.l., its general partner

By:	/s/ Daniel O’Neill
Name:	Daniel O’Neill
Title:	Attorney

FS/KKR ADVISOR, LLC
FS KKR CAPITAL CORP.
KKR FS INCOME TRUST
KKR FS INCOME TRUST SELECT

By:	/s/ Stephen Sypherd
Name:	Stephen Sypherd
Title:	General Counsel and Secretary

AMBLER FUNDING LLC
CCT HOLDINGS II LLC
CCT TOKYO FUNDING LLC
COBBS CREEK LLC
DARBY CREEK LLC
FCF LLC
FS KKR MM CLO I LLC
GERMANTOWN FUNDING LLC
IC ALTUS INVESTMENTS, LLC
IC ARCHES INVESTMENTS, LLC
IC II NORTHERN INVESTMENTS, LLC
IC NORTHERN INVESTMENTS, LLC
JUNIATA RIVER LLC
KKR – FSK CLO 2 LLC
MEADOWBROOK RUN LLC

By: FS KKR Capital Corp., its sole member

By:	/s/ Stephen Sypherd
Name:	Stephen Sypherd
Title:	General Counsel and Secretary

FSIC II INVESTMENTS, INC.
FSIC INVESTMENTS, INC.
IC AMERICAN ENERGY INVESTMENTS, INC.

By: FS KKR Capital Corp., its sole shareholder

By:	/s/ Stephen Sypherd
Name:	Stephen Sypherd
Title:	General Counsel and Secretary

K-FIT FINANCE AB-1 LLC
K-FIT FINANCE CO-1 LLC
K-FIT INVESTMENTS II, LLC
K-FIT INVESTMENTS, LLC

By: KKR FS Income Trust, its sole member

By:	/s/ Stephen Sypherd
Name:	Stephen Sypherd
Title:	General Counsel and Secretary

K-FITS FINANCE EIFFEL-1 LLC
SELECT INVESTMENTS II, LLC
SELECT INVESTMENTS, LLC

By: KKR FS Income Trust Select, its sole member

By:	/s/ Stephen Sypherd
Name:	Stephen Sypherd
Title:	General Counsel and Secretary

CREDIT OPPORTUNITIES PARTNERS JV, LLC

By:	/s/ Stephen Sypherd
Name:	Stephen Sypherd
Title:	Vice President

BIG CEDAR CREEK LLC
CHESTNUT STREET FUNDING LLC
GREEN CREEK LLC
JERSEY CITY FUNDING LLC
MAGNOLIA FUNDING LLC

By: Credit Opportunities Partners JV, LLC, its sole member

By:	/s/ Stephen Sypherd
Name:	Stephen Sypherd
Title:	Vice President

IC II AMERICAN ENERGY INVESTMENTS, INC.

By: Credit Opportunities Partners JV, LLC, its sole shareholder

By:	/s/ Stephen Sypherd
Name:	Stephen Sypherd
Title:	Vice President

KKR INCOME TRUST SCA SICAV-RAIF

By:	/s/ Daniel O’Neill
Name:	Daniel O’Neill
Title:	Authorized Signatory

APPENDIX A

Existing Wholly-Owned Investment Sub	Associated Existing Regulated Fund
Ambler Funding LLC	FSK
CCT Holdings II LLC	FSK
CCT Tokyo Funding LLC	FSK
Cobbs Creek LLC	FSK
Darby Creek LLC	FSK
FCF LLC	FSK
FSIC II Investments, Inc.	FSK
FSIC Investments, Inc.	FSK
FS KKR MM CLO I LLC	FSK
Germantown Funding LLC	FSK
IC Altus Investments, LLC	FSK
IC American Energy Investments, Inc.	FSK
IC Arches Investments, LLC	FSK
IC Northern Investments, LLC	FSK
IC II Northern Investments, LLC	FSK
Juniata River LLC	FSK
KKR – FSK CLO 2 LLC	FSK
KREST Operating Partnership L.P.	KREST
K-FIT Finance AB-1 LLC	K-FIT
K-FIT Finance CO-1 LLC	K-FIT
K-FIT Investments II, LLC	K-FIT
K-FIT Investments, LLC	K-FIT
K-FITS Finance Eiffel-1 LLC	K-FITS
KKR Enhanced US Direct Lending Fund-L LLC	EUSDL
KKR Enhanced US EvDL Funding II LLC	EUSDL
KKR Enhanced US EvDL Funding LLC	EUSDL
KKR US EvDL CA Funding LLC	EUSDL
KKR US EvDL CA LLC	EUSDL
KKR US EvDL Funding LLC	EUSDL
KKR US EvDL US I LLC	EUSDL
KKR US EvDL US II LLC	EUSDL
KKR US EvDL US III LLC	EUSDL
KKR US EvDL US IV LLC	EUSDL
KKR US Direct Lending Fund-U LLC	USDL
Meadowbrook Run LLC	FSK
MB2 Holdco LLC	KCOP
Select Investments, LLC	KFITS
Select Investments II, LLC	KFITS
Existing Joint Venture	Associated Existing Regulated Fund
Credit Opportunities Partners JV, LLC	FSK
Big Cedar Creek LLC	FSK
Chestnut Street Funding LLC	FSK
Green Creek LLC	FSK
IC II American Energy Investments, Inc.	FSK
Jersey City Funding LLC	FSK
Magnolia Funding LLC	FSK

APPENDIX B

Existing Advisers

FS/KKR Advisor, LLC

KAM Advisors LLC

KAM Credit Advisors LLC

KAM Fund Advisors LLC

KKR Asset Management, Ltd.

KKR Credit Advisors (EMEA) LLP

KKR Credit Advisors (Hong Kong) Limited

KKR Credit Advisors (Ireland) Unlimited Company

KKR Credit Advisors (Singapore) Pte. Ltd.

KKR Credit Advisors (US) LLC

KKR Credit Fund Advisors LLC

KKR CS Advisors I LLC

KKR FI Advisors Cayman Ltd.

KKR FI Advisors LLC

KKR Financial Advisors II, LLC

KKR Mezzanine I Advisors LLC

KKR Registered Advisor LLC

KKR Strategic Capital Management LLC

Kohlberg Kravis Roberts & Co. L.P.

KKR Real Estate Finance Manager LLC

Existing Affiliated Entities

An Existing Adviser serves as the investment adviser to all Existing Affiliated Entities, as set forth below:

A.	Adviser is KAM Advisors LLC
1.	KKR Global Credit Opportunities Master Fund L.P.
B.	Adviser is KAM Fund Advisors LLC
1.	KKR Credit Select (Domestic) Fund L.P.
2.	KKR Lending Partners II L.P.
3.	KKR Lending Partners L.P.
4.	KKR-PBPR Capital Partners L.P.
5.	KKR-VRS Credit Partners L.P.
C.	Adviser is KKR Credit Advisors (Ireland) Unlimited Company
1.	Avoca Capital CLO X Designated Activity Company
2.	Avoca CLO XI Designated Activity Company
3.	Avoca CLO XII Designated Activity Company
4.	Avoca CLO XIII Designated Activity Company
5.	Avoca CLO XIV Designated Activity Company
6.	Avoca CLO XIX Designated Activity Company
7.	Avoca CLO XV Designated Activity Company
8.	Avoca CLO XVI Designated Activity Company
9.	Avoca CLO XVII Designated Activity Company
10.	Avoca CLO XVIII Designated Activity Company

11.	Avoca CLO XX Designated Activity Company
12.	Avoca CLO XXI Designated Activity Company
13.	Avoca CLO XXIII Designated Activity Company
14.	Avoca CLO XXIV Designated Activity Company
15.	Avoca CLO XXIX Designated Activity Company
16.	Avoca CLO XXV Designated Activity Company
17.	Avoca CLO XXVI Designated Activity Company
18.	Avoca CLO XXVIII Designated Activity Company
19.	Avoca CLO XXX Designated Activity Company
20.	Avoca CLO XXXI Designated Activity Company
21.	Avoca Credit Opportunities plc
22.	KKR DAF Direct Lending Fund
23.	KKR DAF Private Credit Fund
24.	KKR DAF Sterling Assets Fund
25.	KKR European Credit Opportunities Fund II
26.	KKR Lending Partners Europe (Euro) L.P.
27.	KKR Lending Partners Europe (Euro) Unlevered L.P.
28.	KKR Lending Partners Europe (GBP) Unlevered L.P.
29.	KKR Lending Partners Europe (USD) L.P.
30.	KKR Lending Partners Europe II (Euro) Unlevered SCSp
31.	KKR Lending Partners Europe II (USD) SCSp
32.	KKR Lending Partners Europe II (GBP) Unlevered SCSp
33.	KKR Income Trust SCA SICAV-RAIF
34.	KKR-LON Credit Strategies SCA SICAV-RAIF
35.	KKR-Barmenia EDL Partners SCSp
D.	Adviser is KKR Credit Advisors (US) LLC
1.	KKR Asset-Based Finance Partners L.P.
2.	KKR Asset-Based Finance Partners (EEA) SCSp
3.	KKR Asset-Based Finance Partners II L.P.
4.	KKR Asset-Based Finance Partners II (EEA) SCSp
5.	KKR DAF Global Opportunistic Credit Fund
6.	KKR DAF Securitised Private Credit Fund
7.	KKR DAF Syndicated Loan and High Yield Fund
8.	KKR Dislocation Opportunities (Domestic) Fund L.P.
9.	KKR Dislocation Opportunities (EEA) Fund SCSp
10.	KKR Opportunities (EEA) Fund II SCSp
11.	KKR Opportunities (Domestic) Fund II SCSp
12.	KKR Enhanced US Direct Lending Fund SCSp
13.	KKR European Recovery Partners L.P.
14.	KKR Goldfinch L.P.
15.	KKR Institutional Middle Market Fund L.P.
16.	KKR Lending Partners IV L.P.
17.	KKR US Direct Lending Fund SCSp
18.	KKR-Cardinal Credit Opportunities Fund L.P.
19.	KKR-Milton Co-Investments II L.P.
20.	KKR-Milton Opportunistic Credit Fund L.P.
21.	KKR-NYC Credit A L.P.
22.	KKR-NYC Credit B L.P.
23.	KKR-NYC Credit C L.P.
E.	Adviser is KKR Credit Advisors (Singapore) Pte Ltd.
1.	KKR Asia Credit Opportunities Fund SCSp
2.	KKR Asia Credit Opportunities Fund Unlevered SCSp
3.	KKR Asia Credit Opportunities Fund II SCSp
4.	KKR Asia Credit Opportunities Fund II Unlevered SCSp

F.	Adviser is KKR Credit Fund Advisors LLC
1.	KKR Lending Partners III L.P.
2.	KKR PIP Credit Investors LLC
3.	KKR PIP Investments L.P.
4.	KKR Private Credit Opportunities Partners II (EEA) Euro L.P.
5.	KKR Private Credit Opportunities Partners II L.P.
6.	KKR Revolving Credit Partners II L.P.
7.	KKR Special Situations (Domestic) Fund L.P.
8.	KKR Special Situations (EEA) Fund II L.P.
9.	KKR Special Situations (Offshore) Fund L.P.
10.	KKR SPN Credit Investors L.P.
11.	KKR Tactical Value SPN L.P.
12.	KKR TFO Partners L.P.
13.	KKR-Jesselton HIF Credit Partners L.P.
14.	KKR-UWF Direct Lending Partnership L.P.
G.	Adviser is KKR CS Advisors I LLC
1.	8 Capital Partners L.P.
2.	KKR-Keats Capital Partners L.P.
3.	KKR-Milton Capital Partners L.P.
H.	Adviser is KKR Financial Advisors II, LLC
1.	KKR CLO 10 Ltd.
2.	KKR CLO 11 Ltd.
3.	KKR CLO 12 Ltd.
4.	KKR CLO 13 Ltd.
5.	KKR CLO 14 Ltd.
6.	KKR CLO 15 Ltd.
7.	KKR CLO 16 Ltd.
8.	KKR CLO 17 Ltd.
9.	KKR CLO 18 Ltd.
10.	KKR CLO 19 Ltd.
11.	KKR CLO 20 Ltd.
12.	KKR CLO 21 Ltd.
13.	KKR CLO 22 Ltd.
14.	KKR CLO 23 Ltd.
15.	KKR CLO 24 Ltd.
16.	KKR CLO 25 Ltd.
17.	KKR CLO 26 Ltd.
18.	KKR CLO 27 Ltd.
19.	KKR CLO 28 Ltd.
20.	KKR CLO 29 Ltd.
21.	KKR CLO 30 Ltd.
22.	KKR CLO 31 Ltd.
23.	KKR CLO 33 Ltd.
24.	KKR CLO 34 Ltd.
25.	KKR CLO 35 Ltd.
26.	KKR CLO 36 Ltd.
27.	KKR CLO 37 Ltd.
28.	KKR CLO 39 Ltd.

29.	KKR CLO 40 Ltd.
30.	KKR CLO 41 Ltd.
31.	KKR CLO 42 Ltd.
32.	KKR CLO 43 Ltd.
33.	KKR CLO 44 Ltd.
34.	KKR CLO 46 Ltd.
35.	KKR CLO 48 Ltd.
36.	KKR CLO 49 Ltd.
37.	KKR CLO 52 Ltd.
38.	KKR CLO 9 Ltd.
39.	KKR Financial CLO 2013-1 Holdings, Ltd.
40.	KKR Financial CLO 2013-1, Ltd.
41.	KKR Financial CLO Holdings II, LLC
42.	KKR Financial CLO Holdings, LLC
43.	KKR US CLO Equity Partners II L.P.
I.	Adviser is KKR Mezzanine I Advisors LLC
1.	KKR Mezzanine Partners I L.P.
2.	KKR Mezzanine Partners I Side-by-Side L.P.
J.	Adviser is Kohlberg Kravis Roberts & Co. L.P.
1.	KKR Asia Property Partners SCSp
2.	KKR Asia Real Estate Partners II SCSp
3.	KKR Opportunistic Real Estate Credit Fund II LP
4.	KKR Opportunistic Real Estate Credit Fund II SCSp
5.	KKR Property Partners Americas (EEA) SCSp
6.	KKR Property Partners Americas L.P.
7.	KKR Property Partners Europe (EUR) SCSp
8.	KKR Property Partners Europe GER (EUR) SCSp
9.	KKR Real Estate Partners Americas IV SCSp
10.	KKR Real Estate Partners Europe III (EUR) SCSp
11.	KKR Real Estate Partners Europe III (USD) SCSp
12.	KKR Real Estate Stabilized Credit Partners L.P.
13.	KKR Empire REPA IV Co-Investments L.P
14.	Absalon Credit Designated Activity Company
15.	Accordia Life and Annuity Company
16.	Commonwealth Annuity and Life Insurance Company
17.	First Allmerica Financial Life Insurance Company
18.	Forethought Life Insurance Company
19.	Global Atlantic Assurance Limited
20.	Global Atlantic Re Limited
K.	Adviser is KKR Real Estate Finance Manager LLC
1.	KKR Real Estate Finance Trust Inc.
L.	Existing Proprietary Accounts
1.	KKR Alternative Assets L.P.
2.	KKR Alternative Assets Limited
3.	KKR Alternative Assets LLC
4.	KKR Capital Markets (Ireland) Limited
5.	KKR Capital Markets Asia Limited
6.	KKR Capital Markets Holdings L.P.
7.	KKR Capital Markets II LLC
8.	KKR Capital Markets Japan Limited
9.	KKR Capital Markets Limited

10.	KKR Capital Markets LLC
11.	KKR Capital Markets Partners LLP
12.	KKR Corporate Lending (CA) LLC
13.	KKR Corporate Lending (Cayman) Limited
14.	KKR Corporate Lending (TN) LLC
15.	KKR Corporate Lending (UK) LLC
16.	KKR Corporate Lending LLC
17.	KKR Loan Administration Services LLC
18.	MCS Corporate Lending LLC
19.	Merchant Capital Solutions LLC
20.	KKR RTV Manager LLC
21.	KKR Financial Holdings LLC
22.	KKR Financial Holdings II, LLC
23.	KKR Financial Holdings II, Ltd.
24.	KKR Financial Holdings III, LLC
25.	KKR Financial Holdings III, Ltd.
26.	KKR Financial Holdings, Inc.
27.	KKR Financial Holdings, Ltd.

APPENDIX C

Resolutions of the Boards of Trustees (each, a “Board”) of FS KKR Capital Corp., KKR FS Income Trust, and KKR FS Income Trust Select (each, a “Fund”)

Approval of Co-Investment Application

WHEREAS, the Board deems it is advisable and in the best interest of each Fund to file with the U.S. Securities and Exchange Commission (the “Commission”) an application for an order pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-l promulgated thereunder (the “Application”), to authorize the entering into of certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 promulgated thereunder.

NOW THEREFORE BE IT RESOLVED, that the officers of the Funds be, and each of them hereby is, authorized and directed on behalf of the Funds and in its name and on behalf of the Funds, to prepare, execute, and cause to be filed with the Commission an Application for an Order of Exemption, substantially in the form attached hereto as Exhibit A, and any amendments thereto, pursuant to Section 17(d) of the 1940 Act, and Rule 17d-1 promulgated under the 1940 Act, authorizing certain joint transactions that otherwise may be prohibited by Section 17(d) of the 1940 Act; and further

RESOLVED, that the officers of the Funds or their designees be, and each hereby are, authorized and empowered to execute such documents or take such further actions as they deem reasonably necessary, on the advice of counsel, to effect the preceding resolutions; and further

RESOLVED, that any and all actions previously taken by the Funds or any of its Trustees/Directors or officers in connection with the actions contemplated by the foregoing resolutions be, and each of them hereby is, ratified, confirmed, approved and adopted in all respects as and for the acts and deeds of the Funds.

Resolutions of the Board of Trustees (the “Board”) of KKR Real Estate Select Trust Inc. (the “Fund”)

Approval of Co-Investment Application

WHEREAS, the Board deem it is advisable and in the best interest of the Fund to file with the U.S. Securities and Exchange Commission (the “Commission”) an application for an order pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-l promulgated thereunder (the “Application”), to authorize the entering into of certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 promulgated thereunder.

NOW THEREFORE BE IT RESOLVED, that the officers of the Fund be, and each of them hereby is, authorized and directed on behalf of the Fund and in its name and on behalf of the Fund, to prepare, execute, and cause to be filed with the Commission an Application for an Order of Exemption, substantially in the form attached hereto as Exhibit A, and any amendments thereto, pursuant to Section 17(d) of the 1940 Act, and Rule 17d-1 promulgated under the 1940 Act, authorizing certain joint transactions that otherwise may be prohibited by Section 17(d) of the 1940 Act; and further

RESOLVED, that the officers of the Fund or their designees be, and each hereby are, authorized and empowered to execute such documents or take such further actions as they deem reasonably necessary, on the advice of counsel, to effect the preceding resolutions; and further

RESOLVED, that any and all actions previously taken by the Fund or any of its Directors or officers in connection with the actions contemplated by the foregoing resolutions be, and each of them hereby is, ratified, confirmed, approved and adopted in all respects as and for the acts and deeds of the Fund.

Resolutions of the Boards of Trustees (each, a “Board”) of KKR Credit Opportunities Portfolio and KKR Income Opportunities Fund (each, a “Fund”)

Approval of Co-Investment Application

WHEREAS, the Trustees deem it is advisable and in the best interest of each Fund to file with the U.S. Securities and Exchange Commission (the “Commission”) an application for an order pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-l promulgated thereunder (the “Application”), to authorize the entering into of certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 promulgated thereunder.

NOW THEREFORE BE IT RESOLVED, that the officers of the Funds be, and each of them hereby is, authorized and directed on behalf of the Funds and in its name and on behalf of the Funds, to prepare, execute, and cause to be filed with the Commission an Application for an Order of Exemption, substantially in the form attached hereto as Exhibit A, and any amendments thereto, pursuant to Section 17(d) of the 1940 Act, and Rule 17d-1 promulgated under the 1940 Act, authorizing certain joint transactions that otherwise may be prohibited by Section 17(d) of the 1940 Act; and further

RESOLVED, that the officers of the Funds or their designees be, and each hereby are, authorized and empowered to execute such documents or take such further actions as they deem reasonably necessary, on the advice of counsel, to effect the preceding resolutions; and further

RESOLVED, that any and all actions previously taken by the Funds or any of its Trustees or officers in connection with the actions contemplated by the foregoing resolutions be, and each of them hereby is, ratified, confirmed, approved and adopted in all respects as and for the acts and deeds of the Funds.

Resolutions of the Boards of Trustees or Directors, as applicable (each, a “Board”) of KKR Asset-Based Income Fund, KKR US Direct Lending Fund-U Inc., KKR Enhanced US Direct Lending Fund-L Inc. (each, a “Fund”)

Approval of Co-Investment Application

WHEREAS, the Board deems it is advisable and in the best interest of each Fund to file with the U.S. Securities and Exchange Commission (the “Commission”) an application for an order pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-l promulgated thereunder (the “Application”), to authorize the entering into of certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 promulgated thereunder.

NOW THEREFORE BE IT RESOLVED, that the officers of the Funds be, and each of them hereby is, authorized and directed on behalf of the Funds and in its name and on behalf of the Funds, to prepare, execute, and cause to be filed with the Commission an Application for an Order of Exemption, substantially in the form attached hereto as Exhibit A, and any amendments thereto, pursuant to Section 17(d) of the 1940 Act, and Rule 17d-1 promulgated under the 1940 Act, authorizing certain joint transactions that otherwise may be prohibited by Section 17(d) of the 1940 Act; and further

RESOLVED, that the officers of the Funds or their designees be, and each hereby are, authorized and empowered to execute such documents or take such further actions as they deem reasonably necessary, on the advice of counsel, to effect the preceding resolutions; and further

RESOLVED, that any and all actions previously taken by the Funds or any of its Trustees/Directors or officers in connection with the actions contemplated by the foregoing resolutions be, and each of them hereby is, ratified, confirmed, approved and adopted in all respects as and for the acts and deeds of the Funds.

Resolutions of the Board of Trustees (the “Board”) of Capital Group KKR Core Plus+ (the “Company”)

WHEREAS, the Board deems it is advisable and in the best interest of the Company to file with the U.S. Securities and Exchange Commission (the “Commission”) an application for an order of exemption, including any amendments thereto, pursuant to Section 17(d) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), and Rule 17d-l thereunder to authorize the entering into of certain joint transactions and co-investments by the Company with certain entities which may be deemed to be “affiliates” of the Company pursuant to the provisions of the Investment Company Act, which such joint transactions and co-investments may otherwise be prohibited by Section 17(d) of the Investment Company Act, Rule 17d-1 thereunder and certain disclosure requirements, and such other or different sections of the Investment Company Act and rules thereunder as any such officers (the “Officers”) of the Company deems necessary or appropriate (the “Application”).

NOW, THEREFORE, BE IT RESOLVED, that the Officers of the Company be, and they hereby are, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be prepared, executed, delivered and filed with the Commission the application for an order of exemption, including any amendments thereto, pursuant to Section 17(d) of the Investment Company Act, and Rule 17d-1 thereunder under the Investment Company Act to authorize the entering into of certain joint transactions and co-investments by the Company with certain entities which may be deemed to be “affiliates” of the Company pursuant to the provisions of the Investment Company Act, which such joint transactions and co-investments may otherwise be prohibited by Section 17(d)(4) of the Investment Company Act, Rule 17d-1 thereunder and certain disclosure requirements, and such other or different sections of the Investment Company Act and rules thereunder as any such officer deems necessary or appropriate, as more fully set forth in the draft Application that has been presented to the Board at this meeting, and to do such other acts or things and execute such other documents, including amendments to the Application, as they deem necessary or desirable to cause the Application to conform to comments received from the staff of the Commission and otherwise to comply with the Investment Company Act and the rules and regulations promulgated thereunder, in such form and accompanied by such exhibits and other documents, as the Officer or Officers preparing the same shall approve, such approval to be conclusively evidenced by the filing of the Application; and

RESOLVED FURTHER, that the Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to perform all of the agreements and obligations of the Company in connection with the foregoing resolution and to consummate the transactions contemplated thereby, to take or cause to be taken any and all further actions, to execute and deliver, or cause to be executed and delivered, all other documents, instruments, agreements, undertakings, and certificates of any kind and nature whatsoever, to incur and pay all fees and expenses and to engage such persons as the Officer or Officers may determine to be necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolution, and the execution by the Officer or Officers of any such documents, instruments, agreements, undertakings and certificates, the payment of any fees and expenses or the engagement of such persons or the taking by them of any action in connection with the foregoing matters shall conclusively establish the Officer’s or Officers’ authority thereof and the authorization, acceptance, adoption, ratification, approval and confirmation by the Company thereof; and be it

FURTHER RESOLVED, that any and all actions previously taken by the Company or any of Officers in connection with the actions contemplated by the foregoing resolutions be, and each of them hereby is, ratified, confirmed, approved and adopted in all respects as and for the acts and deeds of the Company.

Resolutions of the Board of Trustees (the “Board”) of Capital Group KKR Multi-Sector+ (the “Company”)

WHEREAS, the Board deems it is advisable and in the best interest of the Company to file with the U.S. Securities and Exchange Commission (the “Commission”) an application for an order of exemption, including any amendments thereto, pursuant to Section 17(d) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), and Rule 17d-l thereunder to authorize the entering into of certain joint transactions and co-investments by the Company with certain entities which may be deemed to be “affiliates” of the Company pursuant to the provisions of the Investment Company Act, which such joint transactions and co-investments may otherwise be prohibited by Section 17(d) of the Investment Company Act, Rule 17d-1 thereunder and certain disclosure requirements, and such other or different sections of the Investment Company Act and rules thereunder as any such officers (the “Officers”) of the Company deems necessary or appropriate (the “Application”).

NOW, THEREFORE, BE IT RESOLVED, that the Officers of the Company be, and they hereby are, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be prepared, executed, delivered and filed with the Commission the application for an order of exemption, including any amendments thereto, pursuant to Section 17(d) of the Investment Company Act, and Rule 17d-1 thereunder under the Investment Company Act to authorize the entering into of certain joint transactions and co-investments by the Company with certain entities which may be deemed to be “affiliates” of the Company pursuant to the provisions of the Investment Company Act, which such joint transactions and co-investments may otherwise be prohibited by Section 17(d)(4) of the Investment Company Act, Rule 17d-1 thereunder and certain disclosure requirements, and such other or different sections of the Investment Company Act and rules thereunder as any such officer deems necessary or appropriate, as more fully set forth in the draft Application that has been presented to the Board at this meeting, and to do such other acts or things and execute such other documents, including amendments to the Application, as they deem necessary or desirable to cause the Application to conform to comments received from the staff of the Commission and otherwise to comply with the Investment Company Act and the rules and regulations promulgated thereunder, in such form and accompanied by such exhibits and other documents, as the Officer or Officers preparing the same shall approve, such approval to be conclusively evidenced by the filing of the Application; and

RESOLVED FURTHER, that the Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to perform all of the agreements and obligations of the Company in connection with the foregoing resolution and to consummate the transactions contemplated thereby, to take or cause to be taken any and all further actions, to execute and deliver, or cause to be executed and delivered, all other documents, instruments, agreements, undertakings, and certificates of any kind and nature whatsoever, to incur and pay all fees and expenses and to engage such persons as the Officer or Officers may determine to be necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolution, and the execution by the Officer or Officers of any such documents, instruments, agreements, undertakings and certificates, the payment of any fees and expenses or the engagement of such persons or the taking by them of any action in connection with the foregoing matters shall conclusively establish the Officer’s or Officers’ authority thereof and the authorization, acceptance, adoption, ratification, approval and confirmation by the Company thereof; and be it

FURTHER RESOLVED, that any and all actions previously taken by the Company or any of Officers in connection with the actions contemplated by the foregoing resolutions be, and each of them hereby is, ratified, confirmed, approved and adopted in all respects as and for the acts and deeds of the Company.